Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This Management Information Circular (the “Information Circular”) accompanies the Notice of Annual General and Special Meeting given to the holders (the “Shareholders”) of common shares (the “Common Shares”) of Kelso Technologies Inc. (“Kelso” or the “Corporation”) in respect of the annual general and special meeting (the “Meeting”) of Shareholders to be held on Tuesday, June 3, 2025 the offices of Cassels Brock & Blackwell, LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 at 10:00 a.m. (Pacific time). References in this Information Circular to the Meeting include any adjournment(s) or postponement(s) of the Meeting.

The board of directors of Kelso (the “Board”) has approved the contents of this Information Circular and has directed management to make it available to you.

The information in this Information Circular is given as of April 21, 2025, unless otherwise noted. Figures in this Information Circular are expressed in United States dollars (“US$”) or in Canadian dollars (“C$”), unless otherwise stated.

SOLICITATION OF PROXIES AND VOTING RIGHTS

Solicitation of Proxies

The solicitation of proxies is being made on behalf of Management. To reduce printing and mailing costs and waste, the Corporation will use the “notice and access” delivery model to conduct the solicitation of proxies in connection with this Information Circular. Costs of the solicitation of proxies for the Meeting will be borne by the Corporation. It is expected that solicitations of proxies will be made primarily by mail, but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated, therefore. The Corporation has arranged for Intermediaries (as defined below) to forward Meeting Materials (as defined below) to Non-Registered Shareholders (as defined below) by those Intermediaries as the Registered Shareholders (as defined below) and the Corporation may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Registered Shareholders

Only a Shareholder whose name appears on the certificate(s) or DRS statement(s) representing its Common Shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting.

Non-Registered Shareholders

A Shareholder is a non-registered Shareholder (a “Non-Registered Shareholder”) if its Common Shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Corporation are Non-Registered Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they own the Common Shares.

More particularly, a person is a Non-Registered Shareholder in respect of Common Shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals

Kelso Technologies Inc.	- 1 -	2025 Management Information Circular

in respect of the Common Shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of securities are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common Shares so held by brokers or their nominees can only be voted upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares held for Non-Registered Shareholders.

Voting Instructions

These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If the Corporation or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of Common Shares have been obtained in accordance with the requirements under applicable securities laws from the Intermediary holding the Common Shares on such Non- Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”), whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Corporation are referred to as objecting beneficial owners (“OBOs”). In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) indirectly to the NOBOs and to the OBOs through their Intermediaries. The Corporation intends to pay for Intermediaries to deliver the Meeting Materials to OBOs.

Your vote is important. It is recommended that you vote your shares in advance of the Meeting. Only Registered Shareholders and duly appointed proxy holders will be permitted access to the Meeting. The Corporation is not aware of any items of business to be brought before the Meeting other than those set out in the Notice of Meeting and further described in this Information Circular. Voting at the Meeting

How to Vote if You Are a Registered Shareholder

Registered Shareholders who are unable to attend the Meeting in person, or any adjournment(s) or postponement(s) of the Meeting are requested to date, complete, sign and deposit the accompanying proxy for use at the Meeting or any adjournment(s) or postponement(s) of the Meeting. To be valid, proxies must be dated, completed, signed and deposited with Computershare Trust Company of Canada, Proxy Department (a) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (b) by telephone from a touch tone phone 1-866-732-VOTE (8683) (c) by facsimile to 1-(416) 263- 9524 or 1-866-249-7775; or (d) through the internet at www.investorvote.com using your 15-digit control number found on your proxy. Your proxy must be received by no later than 10:00 a.m. Pacific time on May 30, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment(s) or postponements(s) of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice. If you vote by telephone or the internet, you do not need to mail back the proxy.

The person(s) designated by management in the enclosed form of proxy are directors and/or officers of the Corporation (the “Management Proxy Holders”). A Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the Management Proxy Holders to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxy holders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxy holders and insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a company, the proxy must be signed by a duly authorized officer of, or attorney for, the company. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary, follow the applicable instructions provided by your Intermediary.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Trust

Kelso Technologies Inc.	- 2 -	2025 Management Information Circular

Company of Canada, Proxy Department (a) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (b) by telephone from a touch tone phone 1-866-732-VOTE (8683) (c) by facsimile to 1-(416) 263-9524 or 1-866- 249-7775; or (d) through the internet at www.investorvote.com using your 15-digit control number found on your proxy. Your proxy must be received by no later than 10:00 a.m. Pacific time on May 30, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment(s) or postponement(s) of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice. If you vote by telephone or the internet, you do not need to mail back the proxy or the voting instruction form.

How to Vote if you are a Non-Registered Shareholder

Non-Registered Shareholders will receive voting instructions from the Intermediary through which they hold their Common Shares. Please follow the instructions provided on your voting instruction form to vote your Common Shares. If you vote by telephone or the internet, you do not need to mail back the voting instruction form.

Only Registered Shareholders or duly appointed proxy holders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding Common Shares on behalf of a Non-Registered Shareholder is required to forward the Meeting Materials to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its Common Shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Common Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed voting instruction form.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a company, a duly authorized officer of, or attorney for, the company; and

(ii)	delivered to Computershare Trust Company of Canada, Proxy Department, at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or to the registered office of the Corporation located at Suite 2200 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) of the Meeting;

(b)	by sending another proxy with a later date to Computershare Trust Company of Canada, Proxy Department, before 10:00 a.m. Pacific time on May 30, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the Meeting and notifying the Chair of the Meeting in writing prior to the commencement of the Meeting that the Shareholder has revoked its proxy; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxy Holders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Kelso Technologies Inc.	- 3 -	2025 Management Information Circular

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to any other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Information Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxy Holders will be voted on such matters pursuant to such discretionary authority.

Notice and Access

The Corporation is using the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of Meeting Materials to both Registered Shareholders and Non-Registered Shareholders. Using notice-and-access, the Corporation can deliver proxy-related materials by (i) posting the Meeting Materials on a website other than SEDAR+ and (ii) sending a notice informing shareholders that such Meeting Materials have been posted and explaining how to access such materials (the “N&A Notice”).

On or around April 25, 2025, the Corporation will send to Shareholders as of the record date the N&A Notice which will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Information Circular and the Corporation’s audited consolidated financial statements for the year ended December 31, 2024 and management’s discussion and analysis related thereto (together with this Information Circular, the “Proxy-Related Materials”), an explanation of the notice-and-access process and details of how to obtain a paper copy of the Proxy-Related Materials upon request at no cost.

The Proxy-Related Materials are available on our website at www.kelsotech.com/investors/shareholders and under our profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States. Shareholders who want to receive a paper copy of the Proxy-Related Materials or who have questions about notice-and-access may contact Maureen O’Hanley Doucette, by toll-free telephone at 877-314-1879 or by email at investor@kelsotech.com In order to receive a paper copy in time to vote before the Meeting, requests should be received by May 20, 2025.

Quorum

A quorum will be present at the Meeting if there are at least one or more persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxy holder for an absent Shareholder so entitled.

Record Date

In accordance with applicable laws, the Board has fixed April 14, 2025 as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Common Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Common Share registered in his or her name as it appears on the list. All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy or voting instruction form are to Shareholders at the close of business on the Record Date unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without par value, of which 55,160,086 are issued and outstanding as of the Record Date, and an unlimited number of Class “A” preference shares without par value, of which 5,000,000 are designated Class “A” convertible voting preference, series 1 shares without par value, of which nil are outstanding as of the Record Date. Only the Common Shares are entitled to vote at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the Record Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to all outstanding voting securities of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as may be disclosed herein, no director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any nominee for election

Kelso Technologies Inc.	- 4 -	2025 Management Information Circular

as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Directors and executive officers may, however, be interested in (i) the adoption of the Omnibus Equity Incentive Plan Resolution (as defined below), as detailed in “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”, as such persons are entitled to participate in the Omnibus Equity Incentive Plan (as defined below), or (ii), if the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting, the adoption of the Unallocated Option Resolution (as defined below), the Unallocated RSU Resolution (as defined below) and the Unallocated DSU Resolution (as defined below) as detailed “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated Options under Stock Option Plan”, “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated RSUs under the RSU Plan” and “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated DSUs under the DSU Plan”, respectively, as such persons are entitled to participate in the Stock Option Plan (as defined below), the RSU Plan (as defined below) and the DSU Plan (as defined below).

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Receipt of Financial Statements

The audited consolidated annual financial statements of the Corporation for the year ended December 31, 2024 and accompanying auditor’s report (the “Financial Statements”) will be tabled at the Meeting. Copies of the Financial Statements have been provided to Shareholders who have opted to receive such materials. The Financial Statements can also be found on the Corporation’s website at www.kelsotech.com and are also available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States. No vote by the Shareholders is required to be taken with respect to the Financial Statements.

Appointment and Remuneration of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Smythe, LLP, Chartered Professional Accountants as auditor of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be fixed by the directors of the Corporation.

The Board recommends that Shareholders vote “FOR” the reappointment of Smythe, LLP, as the auditor of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix the auditor’s remuneration. Unless authority is withheld, the Management Proxy Holders intend to vote “FOR” the reappointment of Smythe LLP as the auditor of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the directors to fix the auditor’s remuneration.

Election of Directors

Fixing the Number of Directors

The Corporation’s articles provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board presently consists of six directors, four of whom, namely Frank Busch, Paul Cass, Laura Roach and Jesse Crews, are being proposed for re-election at the Meeting, along with one new director proposed for election for the first time at the Meeting, namely, Mark Temen. Mr. Temen was previously appointed to the Board on April 16, 2025. Anthony Andrukaitis is not standing for re-election at the Meeting. Accordingly, the Corporation is recommending that the number of directors of the Corporation be fixed at five.

To be effective, the resolution to fix the size of the Board at five directors must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

The Board recommends that Shareholders vote “FOR” fixing the number of directors at five. Unless authority is withheld, the Management Proxy Holders intend to vote “FOR” fixing the number of directors at five.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board adopted a Majority Voting Policy on March 23, 2015. The Majority Voting Policy provides that each director of the Corporation must be elected by the vote of a majority of the Common Shares, represented in person or by proxy, at any meeting held for the election of directors.

Under the Majority Voting Policy, a director who is elected with more votes withheld than votes cast in favour of their election will be required to tender their resignation to the Chair of the Board (or, in the absence of the Chair, the Lead Director). The resignation will be effective when accepted by the Board and the nominee director will not participate in

Kelso Technologies Inc.	- 5 -	2025 Management Information Circular

any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections. The Corporate Governance and Nominating Committee of the Corporation will expeditiously consider whether to recommend that the Board accept the resignation. In making this recommendation, the Corporate Governance and Nominating Committee of the Corporation may consider such extenuating circumstances as it deems appropriate including without limitation circumstances relating to the composition of the Board or the voting results. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by news release within ninety days of the relevant shareholders’ meeting and provide a copy of the news release to the Toronto Stock Exchange (“TSX”).

If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision.

A copy of the Majority Voting Policy can be viewed on the Corporation’s website at www.kelsotech.com.

Director Nominees

At the Meeting, the five persons set out in the tables below will be proposed for election as directors of the Corporation (the “Nominees”). Each of the Nominees is currently a director and their term of office expires at the Meeting. Each director elected will hold office until the close of the next annual meeting of Shareholders or until such person’s successor is elected or appointed, unless the office is earlier vacated in accordance with the articles of the Corporation or the Business Corporations Act (British Columbia) (“BCBCA”) or he or she becomes disqualified to act as a director. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board recommends that Shareholders vote “FOR” the election of each of the Nominees. Unless authority is withheld, the Management Proxy Holders intend to vote “FOR” the election of each of the Nominees.

The following tables set forth information with respect to each Nominee and is based upon information furnished by the respective proposed Nominee, including their name, jurisdiction of residence, participation on the committees of the Board, number of securities beneficially owned or controlled or directed as of the date of this Information Circular and principal occupation.

Frank Busch	Principal Occupation
British Columbia, Canada	Director and Chief Executive Officer of the Corporation
Age, 46	Board and Board Committees	2024 Meeting Attendance
Director since February 11, 2020	Board of Directors	100%
Not independent	Audit Committee	100%
	Corporate Governance and Nominating Committee	100%

Securities held as at April 20, 2025
Common Shares	Options	RSUs	DSUs
503,000	50,000	23,332	Nil

Other Board Memberships
None

Biography

Mr. Busch was appointed interim Chief Executive Officer of the Corporation on July 9, 2024 and permanent Chief Executive Officer effective December 31, 2024. Prior to such appointment, Mr. Busch was an independent director of the Company since 2020 and served as the Chair of the Audit Committee and member of the Corporate Governance and Nominating Committee. Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute as well as a post-graduate Certificate in Finance from Harvard University. Prior to joining Kelso Technologies Inc, Mr Busch worked mainly with Indigenous communities in Canada, primarily in business, strategic, and capital planning of major projects. Mr Busch played an instrumental role in the inaugural (and several subsequent) debenture issuances of the First Nations Finance Authority, operating under the First Nations Fiscal Management Act, 2005.

Kelso Technologies Inc.	- 6 -	2025 Management Information Circular

Paul Cass	Principal Occupation
British Columbia, Canada	Lead Director of the Corporation; Independent Businessman.
Age, 68	Board and Board Committees	2024 Meeting Attendance
Director since June 2, 2016	Board of Directors (Lead Director)	100%
Independent	Audit Committee (Chair)	100%
	Compensation Committee	100%
	Corporate Governance and Nominating Committee	100%

Securities held as at April 21, 2025
Common Shares	Options	RSUs	DSUs
92,334	50,000	23,332	Nil

Other Board Memberships
None

Biography

Mr. Cass was formerly COO of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world. Previously Mr. Cass was COO at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets. Mr. Cass is a registered Professional Engineer (Retired) in British Columbia, and he also holds an MBA from Simon Fraser University

Laura Roach	Principal Occupation
Texas, USA	Attorney and partner at the national law firm McCathern Law located in Dallas, Texas and President of KR Realty.
Age, 53	Board and Board Committees	2024 Meeting Attendance
Director since August 10, 2016	Board of Directors	100%
Independent	Audit Committee	100%
	Compensation Committee	100%
	Corporate Governance and Nominating Committee (Chair)	100%

Securities held as at April 21, 2025
Common Shares	Options	RSUs	DSUs
56,390	50,000	23,332	Nil

Other Board Memberships
None

Biography

Ms. Roach is an Attorney and partner at the national law firm McCathern Law located in Dallas, Texas and President of KR Realty. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized as one of D Magazine's Best Lawyers in Texas and Texas Monthly magazine’s Super Lawyers every year since 2013. Ms. Roach has received the highest ranking in Legal and Ethical standards by Martindale Hubbell. Ms. Roach earned a Juris Doctor from St. Mary's University School of Law and a BS from the University of Arizona.

Jesse V. Crews	Principal Occupation
California, USA	Retired.
Age, 72	Board and Board Committees	2024 Meeting Attendance

Kelso Technologies Inc.	- 7 -	2025 Management Information Circular

Director since April 17, 2018	Board of Directors	100%
Independent	Compensation Committee (Chair)	100%
	Audit Committee	100%
	Corporate Governance and Nominating Committee	100%

Securities held as at April 21, 2025
Common Shares	Options	RSUs	DSUs
133,181	50,000	23,332	Nil

Other Board Memberships
None

Biography

Mr. Crews has been an independent director of the Corporation since 2018 and is a member of the Compensation Committee, Audit Committee and Corporate Governance and Nominating Committee. Mr. Crews was the Chief Investment Officer of TILC from August 2011 to February 15, 2022. Mr. Crews was Senior Adviser to TILC from February 2022 until his retirement on March 31, 2024. During his tenure as Chief Investment Officer, Mr. Crews was responsible for the leasing company’s long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives. From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp. From 2004 to 2009, he served as a Managing Director for Fortress Investment Group. Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation). Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998. Mr. Crews is a member “Emeritus” of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Master’s in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

Mark Temen	Principal Occupation
Arizona, USA	Real Estate Developer (2018 – present)
Commercial audio visual company CEO and owner (1991 – 2017)
Age, 71	Board and Board Committees	2024 Meeting Attendance
Director since April 16, 2025	Audit Committee	Not applicable
[Independent]	Compensation Committee
Corporate Governance and Nominating Committee

Securities held as at April 21, 2025
Common Shares	Options	RSUs	DSUs
400,000	Nil	Nil	Nil

Other Board Memberships
none

Biography

Mr. Temen earned his CPA designation in 1975 and was an auditor for Aronson and Company in Bethesda, Maryland. In 1981 he was recruited by Toback and Company, CPA of Phoenix, Arizona and was promoted to full partner in 1984. Moving into an entrepreneurial role, from 1991 to 2017 Mr. Temen was CEO and owner of Audio Video Resources, an Arizona company serving the Southwest that was eventually bought out nationally. He currently owns a residential real estate development company, Fortress Developers, LLC of Scottsdale, Arizona. Mr. Temen has fifty years’ experience as an accredited accountant, entrepreneur and successful business owner.

Advance Notice Provisions

The Corporation’s articles provide for an advance notice requirement for nominations of directors by Shareholders (the

Kelso Technologies Inc.	- 8 -	2025 Management Information Circular

“Advance Notice Provisions”). The Advance Notice Provisions, among other things, fix deadlines for submitting director nominations to the Corporation prior to any annual or special meeting of Shareholders where directors are to be elected, and sets forth the information that a Shareholder must include in their nomination in order for it to be valid. In the case of an annual Shareholders’ meeting, the deadlines for notice of a Shareholder’s director nominations are not less than 30 days and not more than 65 days prior to the meeting; provided, however, if the first public notice of an annual shareholders’ meeting is given less than 50 days prior to the meeting date, Shareholders must provide notice of their nominations by close of business on the 10th business day following the announcement of the meeting. In the case of a special meeting (which is not also an annual meeting) called for any purpose which includes electing directors, Shareholders must provide notice of their nominations by close of business on the 15th day following first public announcement of the special Shareholders’ meeting. In accordance with the Advance Notice Provisions, the deadline for providing valid notice of a director nomination for the Meeting is 5:00 p.m. (Pacific time) on May 5, 2025, being the 30th day prior to the date of the Meeting. As of the date of this Information Circular, the Corporation has not received any notice pursuant to the Advance Notice Provisions.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Corporation is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “Order”);

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Corporation has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or proposed director.

To the knowledge of the Corporation, as of the date hereof, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest

Circumstances may arise where members of the Board are directors or officers of companies which are in competition to the interests of the Corporation. The Board must comply with the conflict of interest provisions of the BCBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Each director is required to declare the nature and extent of his or her interest and is not entitled to vote at meetings which involve such conflict.

There is no family relationship between any of the individuals who are proposed nominees for election to the Board or executive officers of the Corporation.

Adoption of Omnibus Equity Incentive Plan

Background

On May 3, 2024, the Board approved, subject to the receipt of regulatory and Shareholder approval, the adoption of an Omnibus Equity Incentive Plan (the “Omnibus Equity Incentive Plan”). Shareholder approval for the adoption of the Omnibus Equity Incentive Plan was not obtained at the annual general meeting of Shareholders held on June 6, 2024 and

Kelso Technologies Inc.	- 9 -	2025 Management Information Circular

therefore it was not adopted. On April 16, 2025 the Board re-approved, subject to the receipt of regulatory and Shareholder approval, the adoption of the Omnibus Equity Incentive Plan, unamended, in the form of attached as Schedule “B” to this Information Circular. The TSX has approved the Omnibus Equity Incentive Plan, subject to receipt of Shareholder approval.

The Omnibus Equity Incentive Plan is a long-term incentive plan that permits the grant of Options, restricted share units (“RSUs”), deferred share units (“DSUs”) and other share-based awards to directors, officers, employees and certain services providers of the Corporation and its affiliates. The purpose of the Omnibus Equity Incentive Plan is to align the interests of plan participants with the opportunity to acquire a proprietary interest in the Corporation and to help the Corporation attract and retain key talent and valuable personnel, who are necessary to the Corporation’s success and reputation, with a competitive compensation mechanism. The Omnibus Equity Incentive Plan, if approved, will also help streamline the administration of long-term incentive awards, as all new awards granted by the Corporation to participants will be governed by a single plan.

The terms of the Omnibus Equity Incentive Plan provide that the aggregate number of Common Shares that may be reserved for issuance from treasury at any time pursuant to (i) Options granted under the Omnibus Equity Incentive Plan and Options granted under any other security based compensation arrangement of the Corporation (i.e. the Corporation’s currently existing Stock Option Plan), shall not exceed 10% of the total issued and outstanding Common Shares from time to time, and (ii) all other awards granted under the Omnibus Equity Incentive plan shall not exceed 5,516,009 Common Shares, such number being 10% of the Corporation’s total issued and outstanding Common Shares as of the date of adoption of the Plan. Based on the number of Common Shares issued and outstanding as of the date of this Information Circular, a maximum of 5,516,009 Common Shares would be available for issuance pursuant to Options granted under the Omnibus Equity Incentive Plan and Options granted under the Corporation’s currently existing Stock Option Plan, and a maximum of 5,516,009 Common Shares would be available for issuance pursuant to RSUs and DSUs granted under the Omnibus Equity Incentive Plan. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a summary of the principal terms of the Omnibus Equity Incentive Plan is set forth as Schedule “C” to this Information Circular.

As of the date of this Information Circular, the Corporation has 750,000 Options outstanding under the Stock Option Plan (representing 1.36% of the current issued and outstanding Common Shares), 291,655 RSUs outstanding under the RSU Plan (representing 0.53% of the current issued and outstanding Common Shares) and nil DSUs outstanding under the DSU Plan (representing 0% of the current issued and outstanding Common Shares). As of the date of this Information Circular, no awards have been granted under the Omnibus Equity Incentive Plan. As a result, if the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, as of the date of this Information Circular, a maximum of 10,282,016 Common Shares (representing 18.6% of the current issued and outstanding Common Shares) would be available for future grants under the Omnibus Equity Incentive Plan (being a maximum of 4,224,354 Common Shares available pursuant to the future grants of Options under the Omnibus Equity Incentive Plan and 5,516,009 Common Shares available pursuant to future grants of RSUs and DSUs under the Omnibus Equity Incentive Plan).

At the Meeting, Shareholders will be asked to consider and if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption of the Omnibus Equity Incentive Plan (the “Omnibus Equity Incentive Plan Resolution”), the full text of which is set out below, subject to such amendments, variations or additions as may be approved at the Meeting. To be effective, the Omnibus Equity Incentive Plan Resolution must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

IMPORTANT NOTICE:

If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will supersede and replace the Corporation’s currently existing Stock Option Plan, RSU Plan and DSU Plan (collectively, the “Existing Plans”) in respect of future awards, and no new awards will be available for grant or granted under the Existing Plans. Outstanding awards granted under the Existing Plans will continue to be governed by the terms of such plans until such awards are exercised, settled, expire or are otherwise terminated or cancelled. In accordance with the requirements of the TSX, the Corporation will be required to seek the approval of Shareholders for all unallocated entitlements under the Omnibus Equity Incentive Plan every three years. If approval of the Omnibus Equity Incentive Plan Resolution is obtained at the Meeting, then the Corporation will not be required to seek further approval of the grant of unallocated entitlements under the Omnibus Equity Incentive Plan until the Corporation’s 2028 annual and special shareholders’ meeting (provided that such meeting is held on or prior to June 3, 2028).

In the event that the Omnibus Equity Incentive Plan does not receive the required Shareholder approval at the Meeting, the Omnibus Equity Incentive Plan will terminate and the Existing Plans will remain in place, the existing Options, RSUs

Kelso Technologies Inc.	- 10 -	2025 Management Information Circular

and DSUs will continue to be governed by the Existing Plans, as applicable, and the Corporation will seek Shareholder approval for all unallocated Options under the Corporation’s Stock Option Plan, all unallocated RSUs under the RSU Plan, and all unallocated DSUs under the DSU Plan as required in order to continue to grant awards under such plans. See “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated Options under Stock Option Plan”, “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated RSUs under the RSU Plan” and “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated DSUs under the DSU Plan”.

The text of the Omnibus Equity Incentive Plan Resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution of the Corporation’s shareholders, that:

1.	the omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) of Kelso Technologies Inc. (the Corporation”), as more particularly described in the management information circular of the Corporation dated April 21, 2025 (the “Circular”) and reflected in the copy of such Omnibus Equity Incentive Plan attached as schedule “B” to the Circular, is hereby ratified, confirmed and approved and all unallocated awards issuable thereunder are hereby authorized and approved;

2.	the number of Common Shares that may be reserved for issuance from treasury (i) at any time pursuant to Options granted under the Omnibus Equity Incentive Plan and under any other security based compensation arrangement of the Corporation is hereby set at 10% of the aggregate number of Common Shares issued and outstanding from time to time, and (ii) at all times pursuant to all other awards granted under the Omnibus Equity Incentive Plan is hereby set at 5,516,009 Common Shares, such number being 10% of the Corporation’s total issued and outstanding Common Shares as of the date of adoption of the Plan by the board of directors of the Corporation, subject to any limitations imposed by applicable regulations, laws, rules and policies;

3.	the Corporation is hereby authorized to grant awards under the Omnibus Equity Incentive Plan until June 3, 2028, being three years from the date of the Meeting;

4.	any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution; and

5.	notwithstanding that this resolution has been duly passed by shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, in they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to giving effect thereto, without further notice to, or approval of, the shareholders of the Corporation.

The Board recommends that Shareholders vote “FOR” the Omnibus Equity Incentive Plan Resolution. Unless authority is withheld, the Management Proxy Holders intend to vote “FOR” the Omnibus Equity Incentive Plan Resolution.

Approval of Unallocated Options Under the Stock Option Plan

If the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting, the Shareholders will be asked at the Meeting to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving all unallocated Options under the Stock Option Plan (the “Unallocated Option Resolution”), as more particularly described below.

Background

The Corporation has adopted a 10% rolling stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to secure for the Corporation and the Corporation’s shareholders the benefits of incentives inherent in share ownership by directors, officers, employees and consultants of the Corporation who, in the judgement of the Board, will be largely responsible for its future growth and success. The Stock Option Plan is considered to be an evergreen plan as it provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to the Stock Option Plan is not a fixed number, but instead shall not exceed a fixed percentage of the Common Shares issued and outstanding. A description of the Stock Option Plan is set forth as Schedule “D” to this Information Circular.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security- based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.

Kelso Technologies Inc.	- 11 -	2025 Management Information Circular

When Options are granted pursuant to the Stock Option Plan, Common Shares that are reserved for issuance pursuant to these outstanding unexercised Options are considered “allocated” Options by the TSX. As the Stock Option Plan provides that the maximum number of Common Shares issuable from treasury by the Corporation under the Stock Option Plan, together with all of the Corporation’s other previously established share compensation arrangements (i.e. the RSU Plan and the DSU Plan), shall not exceed 10% (on a rolling basis) of the Corporation’s issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Corporation under the Stock Option Plan which are not the subject of current unexercised Option grants, and these are considered to be “unallocated” Options by the TSX.

As at December 31, 2024, an aggregate of 950,000 options were outstanding under the Stock Option Plan, representing 1.7% of the outstanding Common Shares, and 4,224,354 Options remained available for grant, representing 7.66% of the outstanding Common Shares. As at the date of this Information Circular, the Corporation has 55,160,086 Common Shares issued and outstanding, 750,000 Options outstanding under the Stock Option Plan, 291,655 RSUs outstanding under the RSU Plan and nil DSUs outstanding under the DSU Plan. Accordingly, based on the number of Common Shares issued and outstanding as of the date of this Information Circular, a maximum of 5,516,009 Common Shares are available for issuance under the Stock Option Plan and all of the Corporation’s other previously established share compensation arrangements (i.e. the RSU Plan and the DSU Plan) as of the date of this Information Circular and 4,224,354 unallocated Options are available for grant under the Stock Option Plan as of the date of this Information Circular.

The unallocated options were last approved by Shareholders on June 25, 2020. In accordance with the rules prescribed by the TSX, the Corporation will be seeking Shareholder approval for all of the unallocated Options issuable pursuant to the Stock Option Plan at the Meeting, however, it is important to note that this resolution is only being voted and relied on in the event the Omnibus Incentive Plan Resolution is NOT approved by Shareholders at the Meeting.

Approval by Shareholders of the Unallocated Options

If the Omnibus Equity Incentive Plan Resolution is approved by Shareholders at the Meeting, Shareholders will not be asked to approve the Unallocated Option Resolution at the Meeting.

If the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting, Shareholders at the Meeting will be asked to consider and if deemed advisable, to pass, with or without variation, the Unallocated Option Resolution, the full text of which is set out below, subject to such amendments, variations or additions as may be approved at the Meeting. To be effective, the Unallocated Option Resolution must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

If approval of the Unallocated Option Resolution is obtained at the Meeting (in the event that the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting), then the Corporation will not be required to seek further approval of the grant of unallocated options under the Stock Option Plan until the Corporation’s 2028 annual and special shareholders’ meeting (provided that such meeting is held on or prior to June 3, 2028). If approval of the Unallocated Option Resolution is not obtained at the Meeting, any currently unallocated options under the Stock Option Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled or forfeited prior to exercise.

Accordingly, the Corporation requests that the Shareholders approve the unallocated Options issuable pursuant to the Stock Option Plan.

The text of the Unallocated Option Resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution of the Corporation’s shareholders, that:

1.	all unallocated stock options issuable pursuant to the Stock Option Plan are hereby approved and authorized;

2.	the Corporation is hereby authorized to continue granting options under the Stock Option Plan until June 3, 2028, being three years from the date of the Meeting;

3.	any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution; and

4.	notwithstanding that this resolution has been duly passed by shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, in they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to giving effect thereto, without further notice to, or approval of, the shareholders of the Corporation.”

Kelso Technologies Inc.	- 12 -	2025 Management Information Circular

The Board recommends that Shareholders vote “FOR” the Unallocated Option Resolution. Unless authority is withheld, the Management Proxy Holders intend to vote “FOR” the Unallocated Option Resolution.

Approval of Unallocated RSUs Under the RSU Plan

If the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting, then the Shareholders will be asked at the Meeting to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving all unallocated RSUs under the RSU Plan (the “Unallocated RSU Resolution”), as more particularly described below.

Background

The Corporation has adopted a 5% restricted share unit plan (the “RSU Plan”). The purpose of the RSU Plan is to: (i) promote a further alignment of interests between directors, employees, consultants and shareholders; (ii) to associate a portion of a director’s, employee’s or consultant’s compensation with the returns achieved by shareholders; and (iii) to attract and retain directors, employees and consultants with the knowledge, experience and expertise required by the Corporation. The RSU Plan is considered to be an evergreen plan as it provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to the RSU Plan is not a fixed number, but instead shall not exceed a fixed percentage of the Common Shares issued and outstanding. A description of the RSU Plan is set forth as Schedule “E” to this Information Circular.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security- based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.

When RSUs (as defined below) are granted pursuant to the RSU Plan, Common Shares that are reserved for issuance pursuant to these outstanding RSUs are considered “allocated” RSUs by the TSX. As the RSU Plan provides that the maximum number of Common Shares issuable from treasury by the Corporation under the RSU Plan, together with all of the Corporation’s other previously established share compensation arrangements (i.e. the Stock Option Plan and the DSU Plan (as defined below)), shall not exceed 5% (on a rolling basis) of the Corporation’s issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Corporation under the RSU Plan which are not the subject of current RSU grants, and these are considered to be “unallocated” RSUs by the TSX.

As at December 31, 2024, an aggregate of 291,655 RSUs were outstanding under the RSU Plan, representing 0.53% of the outstanding Common Shares, and 2,466,349 RSUs remained available for grant, representing 4.47% of the outstanding Common Shares.

As at the date of this Information Circular, the Corporation has 55,160,086 Common Shares issued and outstanding, 750,000 Options outstanding under the Stock Option Plan, 291,655 RSUs outstanding under the RSU Plan and nil DSUs outstanding under the DSU Plan. Accordingly, based on the number of Common Shares issued and outstanding as of the date of this Information Circular, the number of Options outstanding under the Stock Option Plan as of the date of this Information Circular, and the number of RSUs outstanding under the RSU Plan, a maximum of 2,758,004 Common Shares are available for issuance under the RSU Plan as of the date of this Information Circular and 2,466,349 unallocated RSUs available for grant under the RSU Plan as of the date of this Information Circular.

The unallocated RSUs were last approved by Shareholders on June 3, 2021 in accordance with the rules prescribed by the TSX, the Corporation will be seeking Shareholder approval for all of the unallocated RSUs issuable pursuant to the RSU Plan at the Meeting, however, it is important to note that this resolution is only being voted and relied on in the event the Omnibus Incentive Plan Resolution is NOT approved by Shareholders at the Meeting.

Approval by Shareholders of the Unallocated RSUs

If the Omnibus Equity Incentive Plan Resolution is approved by Shareholders at the Meeting, Shareholders will not be asked to approve the Unallocated RSU Resolution at the Meeting.

If the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting, Shareholders at the Meeting will be asked to consider and if deemed advisable, to pass, with or without variation, the Unallocated RSU Resolution, the full text of which is set out below, subject to such amendments, variations or additions as may be approved at the Meeting. To be effective, the Unallocated RSU Resolution must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

If approval of the Unallocated RSU Resolution is obtained at the Meeting (in the event that the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting), the Corporation will not be required to seek further

Kelso Technologies Inc.	- 13 -	2025 Management Information Circular

approval of the grant of unallocated RSUs under the RSU Plan until the Corporation’s 2028 annual and special shareholders’ meeting (provided that such meeting is held on or prior to June 3, 2028). If approval of the Unallocated RSU Resolution is not obtained at the Meeting, any currently unallocated RSUs under the RSU Plan will no longer be available for grant, and previously granted RSUs will not be available for reallocation if they are cancelled or forfeited prior to exercise.

Accordingly, the Corporation requests that the Shareholders approve the unallocated RSUs issuable pursuant to the RSU Plan.

The text of the Unallocated RSU Resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution of the Corporation’s shareholders, that:

1.	all unallocated RSUs issuable pursuant to the RSU Plan are hereby approved and authorized;

2.	the Corporation is hereby authorized to continue granting options under the RSU Plan until June 3, 2028, being three years from the date of the Meeting;

3.	any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution; and

4.	notwithstanding that this resolution has been duly passed by shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, in they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to giving effect thereto, without further notice to, or approval of, the shareholders of the Corporation.”

The Board recommends that Shareholders vote “FOR” the Unallocated RSU Resolution. Unless authority is withheld, the Management Proxy Holders intend to vote “FOR” the Unallocated RSU Resolution.

Approval of Unallocated DSUs Under the DSU Plan

If the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting, the Shareholders will be asked at the Meeting to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving all unallocated DSUs under the DSU Plan (the “Unallocated DSU Resolution”), as more particularly described below.

Background

The Corporation has adopted a 2% deferred share unit plan (the “DSU Plan”). DSU Plan provides for the award of DSUs to directors who, at the relevant time, are not otherwise employees or consultants of the Corporation or of any of its affiliates. The DSU Plan is considered to be an evergreen plan as it provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to the DSU Plan is not a fixed number, but instead shall not exceed a fixed percentage of the Common Shares issued and outstanding. A description of the DSU Plan is set forth as Schedule “F” to this Information Circular.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security- based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.

When DSUs (as defined below) are granted pursuant to the DSU Plan, Common Shares that are reserved for issuance pursuant to these outstanding DSUs are considered “allocated” DSUs by the TSX. As the DSU Plan provides that the maximum number of Common Shares issuable from treasury by the Corporation under the DSU Plan, together with all of the Corporation’s other previously established share compensation arrangements (i.e. the Stock Option Plan and the RSU Plan), shall not exceed 2% (on a rolling basis) of the Corporation’s issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Corporation under the DSU Plan which are not the subject of current DSU grants, and these are considered to be “unallocated” DSUs by the TSX.

As at December 31, 2024, a total of 1,103,202 DSUs were outstanding under the DSU Plan, representing 2% of the outstanding Common Shares, and 1,103,202 DSUs remained available for grant, representing 2% of the outstanding Common Shares.

As at the date of this Information Circular, the Corporation has 55,160,086 Common Shares issued and outstanding, 750,000 Options outstanding under the Stock Option Plan, 291,655 RSUs outstanding under the RSU Plan and 1,103,202

Kelso Technologies Inc.	- 14 -	2025 Management Information Circular

DSUs outstanding under the DSU Plan. Accordingly, based on the number of Common Shares issued and outstanding as of the date of this Information Circular, the number of Options outstanding under the Stock Option Plan as of the date of this Information Circular, and the number of RSUs outstanding under the RSU Plan, a maximum of 1,103,202 Common Shares are available for issuance under the DSU Plan as of the date of this Information Circular and 1,103,202 unallocated DSUs available for grant under the DSU Plan as of the date of this Information Circular.

The unallocated DSUs were last approved by Shareholders on June 3, 2021. In accordance with the rules prescribed by the TSX, the Corporation will be seeking Shareholder approval for all of the unallocated DSUs issuable pursuant to the DSU Plan at the Meeting, however, it is important to note that this resolution is only being voted and relied on in the event the Omnibus Incentive Plan Resolution is NOT approved by Shareholders at the Meeting.

Approval by Shareholders of the Unallocated DSUs

If the Omnibus Equity Incentive Plan Resolution is approved by Shareholders at the Meeting, Shareholders will not be asked to approve the Unallocated DSU Resolution at the Meeting.

If the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting, Shareholders at the Meeting will be asked to consider and if deemed advisable, to pass, with or without variation, the Unallocated DSU Resolution, the full text of which is set out below, subject to such amendments, variations or additions as may be approved at the Meeting. To be effective, the Unallocated DSU Resolution must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

If approval of the Unallocated DSU Resolution is obtained at the Meeting (in the event that the Omnibus Equity Incentive Plan Resolution is not approved by Shareholders at the Meeting), then the Corporation will not be required to seek further approval of the grant of unallocated DSUs under the DSU Plan until the Corporation’s 2028 annual and special shareholders’ meeting (provided that such meeting is held on or prior to June 3, 2028). If approval of the Unallocated DSU Resolution is not obtained at the Meeting, any currently unallocated DSUs under the DSU Plan will no longer be available for grant, and previously granted DSUs will not be available for reallocation if they are cancelled or forfeited prior to exercise.

Accordingly, the Corporation requests that the Shareholders approve the unallocated DSUs issuable pursuant to the DSU Plan.

The text of the Unallocated DSU Resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution of the Corporation’s shareholders, that:

1.	all unallocated DSUs issuable pursuant to the DSU Plan are hereby approved and authorized;

2.	the Corporation is hereby authorized to continue granting options under the DSU Plan until June 3, 2028, being three years from the date of the Meeting;

3.	any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this resolution; and

4.	notwithstanding that this resolution has been duly passed by shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, in they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to giving effect thereto, without further notice to, or approval of, the shareholders of the Corporation.”

The Board recommends that Shareholders vote “FOR” the Unallocated DSU Resolution. Unless authority is withheld, the Management Proxy Holders intend to vote “FOR” the Unallocated DSU Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

For the purposes of this Information Circular, a named executive officer (“NEO”) of the Corporation means each of the following individuals: (a) the Chief Executive Officer (“CEO”) of the Corporation, (b) the Chief Financial Officer (“CFO”) of the Corporation, (c) each of the three most highly compensated executive officers of the Corporation including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6; and (d) each individual

Kelso Technologies Inc.	- 15 -	2025 Management Information Circular

who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the financial year, for the year ended December 31, 2024.

During the year ended December 31, 2024, the Corporation had seven NEOs, as set out in the following table:

Name	Title
Frank Busch	Chief Executive Officer
Sameer Uplenchwar	Chief Financial Officer
Anthony Andrukaitis	Chief Operating Officer
Amanda Smith	Executive Vice President - Rail
James R. Bond	Former Chief Executive Officer
Richard Lee	Former Chief Financial Officer
Chris Stewart	Former President of KIQ X Industries Inc.

Overview of Compensation Philosophy and Objectives

The administration of the Corporation’s compensation mechanism is handled by the compensation committee (the “Compensation Committee”) of the Board. On an annual basis, the Compensation Committee shall review the compensation of its NEOs to ensure that each is being compensated in accordance with the objectives of the Corporation’s compensation programs which are to:

●	provide competitive compensation that attracts and retains talented employees;

●	align compensation with Shareholder interests;

●	pay for performance;

●	support the Corporation’s vision, mission and values; and

●	be flexible to recognize the needs of the Corporation in different business environments.

For the financial year ended December 31, 2024, the Board and the Compensation Committee considered many factors when considering, reviewing and making recommendations for compensation arrangements for the NEOs. With the retirement of Mr. Bond as the Chief Executive Officer on July 9, 2024, Mr. Busch was appointed as interim CEO and confirmed permanently as CEO effective December 31, 2024. Mr. Lee was terminated on August 30, 2024 and Mr. Uplenchwar was temporarily appointed interim CFO in August 2024 and confirmed permanently as CFO as of November 1, 2024. Although the Corporation does not have a formal compensation program, and does not engage in formal benchmarking, the Corporation’s core compensation philosophy is to pay its executive officers’ competitive levels of compensation that best reflect their individual responsibilities and contributions to the Corporation, while providing incentives to achieve Kelso’s business and financial objectives. In determining the compensation level for each executive, the Compensation Committee looked at a variety of factors such as the overall financial and operating performance of the Corporation, the NEO’s individual performance and contribution to the benefit of the Corporation, the individual NEO’s responsibilities and length of service, levels of compensation provided by industry competitors, and the long-term interests of the Corporation and its shareholders. The Corporation’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian companies of similar size and scope of operations.

Compensation Committee

The Board has established the Compensation Committee to, among other things, administer the Corporation’s executive compensation plan. The Compensation Committee has adopted a written mandate that governs its practices. See “Role of the Compensation Committee” below. The members of the Compensation Committee are Jesse V. Crews (Chair), Laura Roach and Paul Cass. All the members of the Compensation Committee are considered independent directors. See “Particulars of Matters to be Acted Upon – Election of Directors – Director Nominees”.

The members of the Compensation Committee have a range of skills and experience which the Board believes provides the expertise necessary to oversee the Corporation’s executive compensation structure, as described under “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors.” In addition, when necessary, the Compensation Committee may obtain input from independent outside compensation consultants.

Kelso Technologies Inc.	- 16 -	2025 Management Information Circular

Independent Executive Compensation Consultant

During 2024 and 2023, the Compensation Committee did not retain any independent consultants to assist with compensation matters.

Role of the Compensation Committee

The Compensation Committee receives information and makes recommendations to the Board and, if applicable, Shareholders, on matters relating to the principles of compensation, as well as all compensation and other terms of employment of executive officers. The Compensation Committee meets regularly, and its tasks include monitoring and evaluating programs for variable compensation for executive officers and the application of the executive compensation plan, as well as compensation structures, risks and levels throughout the Corporation.

The Compensation Committee, subject to the powers and duties of the Board, has the following responsibilities:

(a)	review and approve corporate goals and objectives relevant to CEO compensation;

(b)	evaluate the CEO’s performance in light of the corporate goals and objectives, and make recommendations to the Board with respect to the CEO’s compensation level based on the Compensation Committee’s evaluation;

(c)	review and approve the appointment, compensation and other terms of employment of the CFO, all senior management reporting directly to the CEO and all other officers appointed by the Board;

(d)	review executive compensation disclosure before the Corporation publicly discloses this information;

(e)	periodically submit a report to the Board on human resources matters related to compensation;

(f)	prepare an annual report for inclusion in the Corporation’s management information circular to shareholders respecting the process undertaken by the Compensation Committee in its review and preparing a recommendation in respect of CEO compensation; and

(g)	review and assess the adequacy of the Compensation Committee’s mandate from time to time, as required, to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the Compensation Committee’s mandate as required.

The Compensation Committee is entitled to request the advice and assistance of additional external compensation consultants and other advisors. However, the Compensation Committee is required to ensure that there is no conflict of interest regarding other assignments that such consultants or advisors may have for the Corporation and its management.

The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to compensation issues. The Compensation Committee is required to meet at least annually. The Compensation Committee evaluates the NEOs performance and establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs, and makes recommendations to the Board for its consideration and approval. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director as well as the risk any such compensation policy or practice would have a material adverse effect on the Corporation.

In making compensation decisions, the Compensation Committee strives to find a balance between short-term and long- term compensation and cash versus equity incentive compensation. Base salaries and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary for each NEO is determined by the Compensation Committee based on the level of responsibility and experience of the individual, the relative importance of the position to the Corporation, the professional qualifications of the individual and the performance of the individual over time.

The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their employment with the Corporation. Increases in salary are to be evaluated on an individual basis and are performance and market based. Except for named executive officers whose employment agreements provide a formula for calculation of the amount of cash bonuses, the amount and award of cash bonuses to key executives and senior management is discretionary, dependent on, among other factors, the financial performance of the Corporation and the position of a participant.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the committee in fulfilling its obligations. For example,

Kelso Technologies Inc.	- 17 -	2025 Management Information Circular

the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to their own remuneration package.

Elements of Named Executive Officer Compensation

Compensation for the NEOs is composed primarily of four components; namely, base salary, participation in the Stock Option Plan, the RSU Plan, the DSU Plan, and short-term incentive compensation in the form of discretionary performance bonuses and other benefits. Other benefits do not form a significant part of the remuneration package of any of the NEOs.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

An NEOs base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive officer is recommended by the Compensation Committee to the Board for approval based on an assessment of their sustained performance and consideration of competitive compensation levels for the markets in which the Corporation operates. In making its recommendations to the Board, the Compensation Committee also considers the particular skills and experience of the individual. The base salaries of executive officers are reviewed annually and are used to ensure the Corporation’s compensation programs remain competitive in the industry and to determine other compensation elements and benefits that are linked to salary levels. As payment of base salaries does not depend on the performance of any specific targets or goals it is not viewed as “at risk” compensation.

Long Term Incentive Compensation – Options and other Equity-Based Compensation Arrangements

Options

The Corporation currently provides long-term incentives through option grants pursuant to the Stock Option Plan. Options are a variable, or “at-risk”, component of compensation which are considered to be an effective vehicle for deepening a sense of ownership amongst executives and increasing alignment with the interests of Shareholders, as they vest over time and provide an incentive to create long-term growth.

The purpose of the Stock Option Plan is to promote the interests of the Corporation by:

●	providing its directors, officers, employees, management company employees and consultants (the “Eligible Persons”) with additional incentive;

●	encouraging stock ownership by such Eligible Persons;

●	increasing proprietary interest of Eligible Persons in the success of the Corporation;

●	encouraging Eligible Persons to remain with the Corporation or its affiliates; and

●	attracting new employees, directors and officers.

All NEOs are eligible to participate in the Stock Option Plan. Reference is made to Schedule “D” to this Information Circular for a description of the Stock Option Plan.

Options are generally awarded to Eligible Persons at the commencement of employment and periodically thereafter. Options are granted under the Stock Option Plan as recommended by the Compensation Committee based upon a subjective assessment of corporate and individual performance, and subsequently approved by the Board. In making a determination as to whether a grant of Options is appropriate, and if so, the number of Options that should be granted, consideration is given to: in addition to the performance factors referred to under “Elements of NEO Compensation”, the number and terms of outstanding Options held by the NEO; past and expected future performance of the NEO; the potential dilution to Shareholders; general industry standards; and the limits imposed by the terms of the Stock Option Plan and the TSX. The Corporation considers the granting of Options to be a particularly important element of compensation as it allows the Corporation to reward each NEO’s efforts to increase value for Shareholders without requiring the Corporation to use cash from its treasury. Options also allow the Corporation to be flexible to recognize the needs of the Corporation in different business environments. The terms and conditions of the Corporation’s Option grants, including vesting provisions and exercise prices, are governed by the terms of the Stock Option Plan, which are described under “Outstanding share-based awards and option-based awards” and under is set forth as Schedule “D” to this Information Circular.

Kelso Technologies Inc.	- 18 -	2025 Management Information Circular

If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will, going forward, supersede and replace the Stock Option Plan in respect of future grants of options, and no new Options will be available for grant or granted under the Stock Option Plan. Outstanding Options granted under the Stock Option Plan will continue to be governed by the terms of such plan until such Options are exercised, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular.

Equity-based Compensation

The Board adopted the RSU Plan and the DSU Plan for the benefit of the Corporation’s directors, employees and consultants, on April 28, 2021 and shareholders of the Corporation approved the RSU Plan and the DSU Plan on June 3, 2021. The RSU Plan and DSU Plan were established as vehicles to: (i) promote a further alignment of interests between directors, employees, consultants and Shareholders; (ii) to associate a portion of a director’s, employee’s or consultant’s compensation with the returns achieved by Shareholders; and (iii) to attract and retain directors, employees and consultants with the knowledge, experience and expertise required by the Corporation.

The Board intends to use both the Restricted Share Units (“RSUs”) and Non-Employee Directors Deferred Share Units (the “DSUs”) issued under the respective plans as part of the Corporation’s overall executive compensation plan. Since the value of RSUs and DSUs increase or decrease with the price of the Common Shares, DSUs and RSUs reflect a philosophy of aligning the interests of holders there with those of the Shareholders by tying compensation to share price performance. Currently, RSUs and DSUs are granted under the RSU Plan and the DSU Plan, respectively, as recommended by the Compensation Committee based upon a subjective assessment of corporate and individual performance, and subsequently approved by the Board. See Schedule “E” and Schedule “F” of this Information Circular for a summary of the RSU Plan and the DSU Plan, respectively.

If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will, going forward, supersede and replace the RSU Plan and the DSU Plan in respect of future grants of RSUs and DSUs, respectively, and no new RSUs and DSUs will be available for grant or granted under the RSU Plan and the DSU Plan, respectively. Outstanding RSUs and DSUs granted under the RSU Plan and the DSU Plan, respectively, will continue to be governed by the terms of such plan until such RSUs and DSUs are settled, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular.

Short Term Incentive Compensation – Discretionary Cash Bonuses

The executive bonus component of the executive compensation could comprise a significant portion of the total remuneration of the NEO group. On the recommendation of the Compensation Committee, as approved by the Board, the Corporation, as part of professional services agreement entered into with each of Messrs. Busch, Uplenchwar and Andrukaitis, entered into management bonus agreements with each of Messrs. Busch, Uplenchwar and Andrukaitis which ties a portion of their remuneration directly to revenue growth and the performance of the Corporation as reflected in levels of pre-tax income. Under the management bonus agreements, 10% of the annual net income of the Corporation, before taxes and share-based payments, if any, would be equally distributed to the NEOs.

The Corporation may award additional discretionary cash bonuses to executive officers and employees of Corporation from time to time. Other than with respect to the NEOs, the amount of the bonus that each individual may be eligible for is not set in relation to any formula or specific criteria but is the result of a subjective determination by the Compensation Committee of the Corporation’s performance, overall industry conditions, as well as the individual’s performance and their contribution to overall corporate goals. The payment of bonuses is subject to the final approval of the Board and the Board has the discretion to amend or veto bonuses. This form of compensation is “at risk”.

On the recommendation of the Compensation Committee, as approved by the Board, short-term incentives awarded for the financial year ended December 31, 2024 were determined and awarded as follows:

Name and Position	Targeted Award (% of Net Income)	Actual Award
Frank Busch Chief Executive Officer	3.33%	$	Nil

Kelso Technologies Inc.	- 19 -	2025 Management Information Circular

Name and Position	Targeted Award (% of Net Income)	Actual Award
(*commencing December 31, 2024)
Sameer Uplenchwar Chief Financial Officer (*commencing November 1, 2024)	3.33%	$	Nil
Anthony Andrukaitis Chief Operating Officer	3.33%	$	Nil

Other Benefits

The purpose of other benefits is to complete the compensation package in line with levels of market terms and to facilitate the discharge of each individual’s duties.

Analysis of Elements

Base salary is used to provide the named executive officers a set amount of money during the year with the expectation that each NEO will perform their responsibilities to the best of their ability and in the best interests of the Corporation.

The Corporation considers the granting of Options, RSUs and DSUs, to be a significant component of executive compensation as it allows the Corporation to reward each NEO’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Corporation’s Option grants, RSUs and DSUs, including vesting provisions and exercise prices, are currently governed by the terms of the Stock Option Plan, the RSU Plan and DSU Plan, respectively. Reference is made to Schedule “D”, Schedule “E” and Schedule “F” attached to this Information Circular for details of each of the Stock Option Plan, the DSU plan and the RSU Plan, respectively. If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will, going forward, supersede and replace the Stock Option Plan, the RSU Plan and DSU Plan in respect of future awards of Options, RSUs and DSUs, respectively, and no new awards of Options, RSUs and DSUs will be available for grant or granted under the Stock Option Plan, the RSU Plan and DSU Plan, respectively. Outstanding awards of Options, RSUs and DSUs granted under the Stock Option Plan, the RSU Plan and DSU Plan, respectively, will continue to be governed by the terms of such plans until such awards are exercised, settled, expired or otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular.

As an additional incentive, the Corporation has management bonus agreements with the NEOs whereby 10% of the annual net income before taxes and share-based payments would be equally distributed to the NEOs.

Risks Associated With the Corporation’s Compensation Policies and Practices

The Corporation does not believe that its compensation program for the financial year ended December 31, 2024 encouraged excessive or inappropriate risk taking as the Corporation’s employees received both fixed (salary) and variable compensation (short-term incentive plan, RSUs and options) designed to balance the level of risk-taking while focusing on generating longer-term value for shareholders.

Retirement Benefits

The Corporation does not have formal pension plans for its executives. However, from time to time, in order to attract and retain the right level of skill, expertise and talent, the Corporation may structure the overall compensation arrangements of one or more of its executives to include retirement compensation arrangements.

Policy on Purchase of Financial Instruments

The Corporation’s directors and officers are prohibited from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of the Corporation’s equity securities that are held directly or indirectly by them or granted as compensation to them. Such prohibited financial instruments with respect to the Corporation’s equity securities include prepaid variable forward contracts, equity swaps, collars, put or call options, and similar financial instruments.

Kelso Technologies Inc.	- 20 -	2025 Management Information Circular

Summary Compensation Table

Particulars of compensation paid to or earned by each NEO for each of the three most recently completed financial years are set out in the summary compensation table below:

Non-Equity Incentive Plan Compensation(4)
Name and Principal Position of Named Executive Officer	Year(1)	Salary (US$)		Share- based awards(2) (US$)	Option- based awards(3) (US$)	Annual Incentive Plans(4) (US$)	Long- Term Incentive Plans (US$)	Pension Value (US$)	All Other Compensation (US$)		Total Compensation (US$)
Frank Busch	2024	140,000	(6)	2,700	Nil	Nil	Nil	Nil	17,000	(7)	159,700
Chief Executive Officer(5)	2023	Nil		9,681	Nil	Nil	Nil	Nil	34,000	(7)	43,681
	2022	Nil		9,037	Nil	Nil	Nil	Nil	31,800	(7)	40,837
Sameer Uplenchwar	2024	90,000		92,837	Nil	Nil	Nil	Nil	Nil		182,837
Chief Financial Officer(8)	2023	Nil		Nil	Nil	Nil	Nil	Nil	Nil		Nil
	2022	Nil		Nil	Nil	Nil	Nil	Nil	Nil		Nil
Anthony Andrukaitis	2024	240,000		5,401	Nil	Nil	Nil	Nil	Nil		245,401
Chief Operating Officer(5)	2023	240,500		19,360	Nil	Nil	Nil	Nil	Nil		259,860
	2022	240,001		18,074	Nil	Nil	Nil	Nil	Nil		258,075
Amanda Smith	2024	193,638		4,575	Nil	Nil	Nil	Nil	Nil		198,213
VP Operations	2023	159,096		14,092	Nil	Nil	Nil	Nil	Nil		173,188
	2022	145,000		18,074	Nil	Nil	Nil	Nil	Nil		163,074
James R. Bond(9)	2024	126,000		Nil	Nil	Nil	Nil	Nil	Nil		126,000
Former President and Chief Executive Officer	2023	240,000		14,199	Nil	Nil	Nil	Nil	Nil		254,199
	2022	240,001		18,074	Nil	Nil	Nil	Nil	Nil		258,075
Richard Lee(10)	2024	147,000		Nil	Nil	Nil	Nil	Nil	Nil		147,000
Former Chief Financial Officer	2023	240,000		14,199	Nil	Nil	Nil	Nil	Nil		254,199
	2022	240,001		18,074	Nil	Nil	Nil	Nil	Nil		258,075
Chris Stewart(11)	2024	126,000		Nil	Nil	Nil	Nil	Nil	Nil		126,000
Former President of KIQ X Industries Inc.	2023	180,000		15,012	Nil	Nil	Nil	Nil	Nil		195,012
	2022	140,000		18,074	Nil	Nil	Nil	Nil	Nil		158,074

Notes:

(1)	Financial years ended December 31.
(2)	The share-based awards are RSUs issued pursuant to the RSU Plan. The value of RSUs is determined by multiplying the number of awards granted by the market value of the Common Shares on the grant date as determined under the RSU Plan. If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will, going forward, supersede and replace the RSU Plan in respect of future grants of RSUs, and no new RSUs will be available for grant or granted under the RSU Plan. Outstanding RSUs granted under the RSU

Kelso Technologies Inc.	- 21 -	2025 Management Information Circular

Plan will continue to be governed by the terms of such plan until such RSUs are settled, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular.

(3)	The value of the Option grants has been determined using the Black-Scholes models on the date of grant and is consistent with the determinations used for financial statement purposes. The key assumptions used for this determination can be found in the notes to the 2024 consolidated financial statements. The amount presented in the table represents the fair value of the vested and unvested portion of the options granted in the period. For accounting purposes, the fair value of the award is amortized over the applicable vesting period. It should be recognized that the actual future value will be based on the difference between the market value at time of exercise and the exercise price. Therefore, the value attributed to the Options under the Black-Scholes model does not necessarily correspond to the actual future value that will be realized.
(4)	Amount relates to the management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to certain key members of management. See “Statement of Executive Compensation – Elements of Named Executive Officer Compensation – Short Term Incentive Compensation – Discretionary Cash Bonuses.”
(5)	Additionally a director of the Corporation and does not receive any additional compensation for that role.
(6)	Appointed Interim Chief Executive Officer July 9, 2024 and permanent Chief Executive Officer as of December 31, 2024.
(7)	Director fees paid in his capacity as an independent director, prior to Mr. Busch’s appointment as Chief Executive Officer.
(8)	Appointed interim Chief Financial Officer as of August 30, 2024 and full time Chief Financial Officer effective November 1, 2024.
(9)	Mr. Bond retired effective July 9, 2024.
(10)	Mr. Lee was terminated effective August 30, 2024. A legal challenge for wrongful termination is in front of the courts. The Corporation disputes this claim and has filed a Statement of Defence.
(11)	Mr. Stewart resigned effective September 30, 2024 and received a severance of $24,417

Named Executive Officer Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth option-based and share-based awards for each of the NEOs outstanding as at the year ended December 31, 2024.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In- the-Money Options(2) (US$)	Number of Shares or Units That Have Not Vested(3) (#)	Market or Payout Value of Share- Based Awards That Have Not Vested(4) (US$)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed (US$)
Frank Busch	200,000	0.76	February 11, 2025
				Nil	23,332	2,099.88	Nil
	50,000	0.75	August 18, 2025
Sameer Uplenchwar	Nil	Nil		Nil	250,000	22,500	Nil
Anthony Andrukaitis	100,000	0.75	August 18, 2025
				Nil	46,666	4,199.94	Nil
Amanda Smith	25,000	0.75	August 18, 2025	Nil	49,999	4,499.91	Nil

Notes:

(1)	Each Option entitles the holder to purchase one Common Share.
(2)	In-the-Money Options are those where the market value of the underlying Common Shares as at the end of the most recent fiscal year end exceeds the exercise price. Calculated based on the difference between the market value of the Common Shares underlying the options as at December 30, 2024 (being US$0.09) and the exercise price of the option. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	The figures in this column represent the number of RSUs issued in the years ended December 31, 2023 and December 31, 2022 that had not vested as of December 31, 2024. RSUs vest as to one third each on the first, second, and third anniversary dates of award.
(4)	Calculated using the closing price of the Common Shares traded as KIQSF on the OTC Markets on December 31, 2024 of US$0.09 per Common Share.

Kelso Technologies Inc.	- 22 -	2025 Management Information Circular

Named Executive Officer Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value of incentive plan awards vested or earned during the financial year ended December 31, 2024 for each NEO.

Name	Option-based awards–Value vested during the year(1) (US$)	Share-based awards – Value vested during the year(2) (US$)		Non-equity incentive plan compensation – Value earned during the year (US$)
Frank Busch	Nil	2,700		Nil
Sameer Uplenchwar	Nil	92,837	(3)	Nil
Anthony Andrukaitis	Nil	5,401		Nil
Amanda Smith	Nil	4,575		Nil
James R. Bond	Nil	Nil		Nil
Richard Lee	Nil	Nil		Nil
Chris Stewart	Nil	Nil		Nil

Notes:

(1)	Calculated using the closing price of the Common Shares on the OTC Markets on the dates on which Options vested during 2024 or if the OTC Markets is not open on such date, the closing price of the Common Shares on the OTC Markets on the last date that the OTC Markets was open preceding the vesting date and subtracting the exercise price of in-the-money Options.
(2)	The amounts shown are the value of the total number of RSU’s awarded to NEOs that vested during the financial year ended December 31, 2024 multiplied by the closing price of the Common Shares on OTC Markets on September 27, 2024 of US$0.15, on October 27, 2024 of US$0.12 and on November 8, 2024 of US $0.11, such dates being the dates such RSUs awarded to NEOs vested during the financial year ended December 31, 2024.
(3)	A portion of Mr. Uplenchwar’s initial salary was paid in the form of RSUs, as approved by the TSX.

There was no re-pricing of Options under the Stock Option Plan or otherwise during the Corporation’s completed financial year ended December 31, 2024 and there were no Options exercised by NEOs during the financial year ended December 31, 2024.

Termination and Change of Control Benefits

Frank Busch, Chief Executive Officer

Frank Busch was appointed as interim Chief Executive Officer of the Corporation effective July 9, 2024; on December 23, 2024 the Corporation transitioned Mr. Busch to permanent CEO, effective December 31, 2024, on the terms set forth in the Professional Employment Agreement (“CEO PSA”). Under the terms of the CEO PSA, Mr. Busch received Base Salary of US $25,000 per month or US $300,000 per annum. The CEO PSA also provides that Mr. Busch is also eligible to receive an annual performance bonus calculated at one-third of 10% of the adjusted income, which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also provides that Mr. Busch shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and includes a severance clause equal to 6 months Base Salary in the event of termination without cause or a change of control in the Corporation.

Sameer Uplenchwar, Chief Financial Officer

In 2024, the Corporation and Bedrock Technology Holdings Ltd (“Bedrock”) a private company owned and controlled by Mr. Uplenchwar entered into a Professional Services Agreement (“CFO PSA”) commencing on November 1, 2024, and continuing on indefinitely, unless or until terminated in accordance with the termination provisions in the CFO PSA. Under the terms of the CFO PSA, Bedrock received Base Fee of US $20,000 per month or US $240,000 per annum. Additionally, the Corporation issued 750,000 restricted share units (“RSUs”) of which 500,000 RSUs will vest on the date of the grant, 125,000 RSUs on the first anniversary of the grant date and the final 125,000 RSUs on the second anniversary of the grant date. An additional 250,000 RSUs were granted in lieu of accrued contracting fees and these RSUs vested 100% on the date of the grant. The CFO PSA also provides that Bedrock is eligible to receive an annual performance bonus calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also provides that Bedrock shall be entitled to an annual stock option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and

Kelso Technologies Inc.	- 23 -	2025 Management Information Circular

includes a severance clause of equal to 6 months Base Fee in the event of termination without cause or a change of control in the Corporation.

Anthony Andrukaitis, Chief Operating Officer

On July 1, 2020, the Corporation and Mr. Anthony Andrukaitis entered into a Professional Services Agreement expiring on June 30, 2023, unless extended thereafter for further 1-year terms, subject to the approval of the Board (the “COO PSA”). Under the terms of the COO PSA, Mr. Andrukaitis received a base fee of US$20,000 per month (the “Base Fee”) or US$240,000 annually during the initial 3-year term with no escalation provision. The COO PSA also provides that Mr. Andrukaitis is also eligible to receive an annual performance bonus not to exceed the equivalent of one year’s Base Fee. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (e.g., stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also provides that Mr. Andrukaitis shall be entitled to an annual Option grant in accordance with the framework for option grants adopted by the Corporation, as amended from time to time, and includes a severance clause that provides for the payment of an amount equal to 24 months Base Fee in the event of termination without cause or a change of control of the Corporation. At a meeting of the Board held on April 17, 2024, the one year extension, which will expire on June 30, 2025, was approved. As of the date of this Information Circular, the terms of the COO PSA are currently under review.

Pursuant to the applicable employment agreements, if a severance payment triggering event occurred on December 31, 2024, the severance payments that would be payable to eligible NEOs would have been as follows:

Name	Severance (Base Salary) (US$)	Severance (Bonus) (US$)	Severance (Value of Benefits) (US$)	Total (US$)
Frank Busch	150,000	Nil	Nil	150,000
Sameer Uplenchwar	120,000	Nil	Nil	120,000
Anthony Andrukaitis	480,000	Nil	Nil	480,000

James R. Bond, Former President and Chief Executive Officer

Mr. Bond retired effective July 9, 2024 and received $0 in connection therewith.

Richard Lee, Former Chief Financial Officer

On August 30, 2024, the Corporation terminated the services of Kitchener Holdings, Ltd and its principal agent, Richard Lee. On October 17, 2024, Mr. Lee served a Notice of Claim with the Superior Court of British Columbia, alleging wrongful termination. The Corporation disputes this claim and has filed a Statement of Defence in the aforementioned court of law. The matter is ongoing and the facts of the case will be determined by the Superior Court of British Columbia. At the time of reporting, no court date has been assigned.

Chris Stewart, Former President of KIQ X Industries Inc.

Mr. Stewart resigned on September 30, 2024 and received a severance of $24,417 in connection therewith.

Other than as disclosed elsewhere in this Information Circular, the Corporation has no contract, agreement, plan or arrangement that provides for payments to any NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in the NEOs responsibilities other than the standard thirty days’ notice as disclosed in the professional service agreements. There are no severance or parachute clauses for change of control, other than the 24-month payment clause for termination in the Professional Services Agreements entered into with Mr. Andrukaitis, and the six-month payment clause for termination in the Professional Services Agreement entered into with each of Mr. Busch and Bedrock Technology Holdings, each as described above.

Compensation Benchmarking

The Compensation Committee did not formally benchmark its executive compensation program for the year ended December 31, 2024, but from time to time does review compensation practices of companies of similar size and stage of development to ensure that the compensation paid is competitive with similar-sized issuers within the Corporation's industry and geographic location.

Kelso Technologies Inc.	- 24 -	2025 Management Information Circular

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the TSX for the years ending 2020 through 2024 for CDN$100 invested in Common Shares of the Corporation on January 1, 2020. This is compared against the cumulative total shareholder return of the S&P/TSX Composite Index for the same period.

Kelso Technologies Inc.
S&P/TSX Composite Index
160%
140%
120%
100%
80%
60%
40%
20%
0%
2020
2021
2022
2023
2024

The performance as set out in the above graph does not necessarily indicate future price performance.

The Corporation does not directly tie increases or decreases in the level of executive compensation year over year, if any, to the increases or decreases in the market performance of the Common Shares; however, the Compensation Committee remains committed to ensuring that its executive compensation program is aligned with Shareholder values and rewards performance. The equity-based compensation portion of each NEO’s total compensation is considered to be performance- based, at-risk compensation. Accordingly, its value will naturally fluctuate along with any fluctuations in the market performance of the Common Shares. The Compensation Committee believes that the Corporation’s short- and long-term programs continue to align executive pay with the performance objectives required to create and maintain Shareholder value.

In 2020 and throughout 2021, the COVID-19 pandemic delivered a powerful economic setback for the Corporation as the pandemic negatively impacted the business dynamics in the rail tank car industry. During fiscal 2022, the owners and shippers that utilize rail tank cars began to cautiously commit to investment in new tank car equipment or retrofitting their current rail tank car inventories. New tank car production in 2023 was 9,812 tank cars with modest growth in 2024 to just over ten thousand tank cars. The anticipated upswing in new build and retrofit activity combined with a growing number of certified Kelso products is expected to provide better longer-term financial growth performance from rail operations.

Management believes that there are significant opportunities to grow from the introduction of new innovative products in rail and transportation industries that are emerging from the Corporation’s research and development activities.

DIRECTOR COMPENSATION

The objective of the Corporation’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the performance and growth of the Corporation. Non-executive director (each an “Eligible Director”) compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

Kelso Technologies Inc.	- 25 -	2025 Management Information Circular

Eligible Director compensation is adjusted periodically to provide competitive compensation for services provided as a director of the Corporation. Current annual retainers for each Board position were made effective June 2, 2022, as follows:

Annual Cash Retainer Table – Eligible Directors
Board Position	Retainer (US$)
Non-Executive Board Member	24,000
Lead Director	42,000
Chair of Audit Committee(1)	10,000
Chair of Compensation Committee and Chair of the Corporate Governance and Nominating Committee(1)	7,500

Notes:

(1)	In addition to Non-Executive Board Member retainer.
(2)	Directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of committee meetings or otherwise on Corporation business; however, no fees are paid for attendance at meetings.

A Director who is an employee of the Corporation does not receive director’s fees.

Director Compensation Table

No director was compensated either directly or indirectly by the Corporation or its subsidiaries during the most recently completed financial year for services as consultants or experts.

The following table provides details of compensation paid/earned by the directors, other than the NEOs, during the Corporation’s financial year ended December 31, 2024:

Name	Fees earned (US$)	Share-based awards (RSUs) (US$)(1)	Option-based awards (Options) (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)

Paul Cass	22,875	2,700	Nil	Nil	Nil	Nil	25,575
Laura Roach	16,375	2,700	Nil	Nil	Nil	Nil	19,075
Jesse V. Crews	13,875	2,700	Nil	Nil	Nil	Nil	16,575
Mark Temen(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	These RSUs vest as to one third each on the first, second, and third anniversary dates of award. The value of RSUs is determined by multiplying the number of awards granted by the market value of the Common Shares on the grant date as determined under the RSU Plan. If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will, going forward, supersede and replace the RSU Plan in respect of future grants of RSUs, and no new RSUs will be available for grant or granted under the RSU Plan. Outstanding RSUs granted under the RSU Plan will continue to be governed by the terms of such plan until such RSUs are settled, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular.
(2)	The value of the Option grants has been determined using the Black-Scholes models on the date of grant and is consistent with the determinations used for financial statement purposes. The key assumptions used for this determination can be found in the notes to the 2024 consolidated financial statements. The amount presented in the table represents the fair value of the vested and unvested portion of the options granted in the period. For accounting purposes, the fair value of the award is amortized over the applicable vesting period. It should be recognized that the actual future value will be based on the difference between the market value at time of exercise and the exercise price. Therefore, the value attributed to the Options under the Black-Scholes model does not necessarily correspond to the actual future value that will be realized.
(3)	Mark Temen was appointed effective April 16, 2025.

Other than as set forth in the foregoing, no Eligible Director has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Kelso Technologies Inc.	- 26 -	2025 Management Information Circular

Incentive Plan Awards for Directors

Outstanding share-based awards and option-based awards

To encourage directors to align their interests with Shareholders, directors are currently granted incentive Options pursuant to the Stock Option Plan, from time to time. If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will, going forward, supersede and replace the Stock Option Plan in respect of future grants of Options, and no new Options will be available for grant or granted under the Stock Option Plan. Outstanding Options granted under the Stock Option Plan will continue to be governed by the terms of such plan until such options are exercised, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular.

The following table sets forth the outstanding option-based and share-based awards held by the Eligible Directors of the Corporation as at December 31, 2024:

	Option-Based Awards				Share-Based Awards (RSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiry Date	Value of Unexercised In- the-Money Options (1) (US$)	Number of Shares or Units That Have Not Vested(2) (#)	Market or Payout Value of Share- Based Awards That Have Not Vested(3) (US$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed (US$)
Paul Cass	50,000	0.75	August 18, 2025	Nil	23,332	2,100	Nil
Laura Roach	50,000	0.75	August 18, 2025	Nil	23,332	2,100	Nil
Jesse V. Crews	50,000	0.75	August 18, 2025	Nil	23,332	2,100	Nil

Notes:

(1)	In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated based on the difference between the market value of the securities underlying the options as at December 31, 2024 (being US$0.09) and the exercise price of the option. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2)	The figures in this column represents the number of RSUs issued in the years ended December 31, 2023 and December 31, 2022 that had not vested as of December 31, 2024. These RSUs vest as to one third each on the first, second, and third anniversary dates of award.
(3)	Calculated using the closing price of the Common Shares on the OTC Markets on December 31, 2024 of US$0.09 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards by each Eligible Director during the year ended December 31, 2024.

Name	Option-Based Awards - Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (2)(3) (US$)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (US$)
Paul Cass	Nil	2,599	Nil
Laura Roach	Nil	2,599	Nil
Jesse V. Crews	Nil	2,599	Nil

Notes:

(1)	Calculated using the closing price of the Common Shares on the OTC Markets on the dates on which Options vested during 2024 or if the OTC Markets is not open on such date, the closing price of the Common Shares on the OTC Markets on the last date that the OTC Markets is open preceding the vesting date and subtracting the exercise price of in-the-money stock.
(2)	A total of 261,666 RSUs vested during Fiscal 2024 and were paid out of which 178,334 were awarded to directors and officers of the Corporation.
(3)	The amounts shown are the value of the total number of RSU’s awarded to Eligible Directors that vested during the financial year ended December 31, 2024 multiplied by the closing price of the Common Shares on OTC Markets on September 27, 2024 of US$0.15, on October 27, 2024 of US$0.12 and on November 8, 2024 of US $0.11, such dates being the dates such RSUs awarded to Eligible Directors vested during the financial year ended December 31, 2024.

Kelso Technologies Inc.	- 27 -	2025 Management Information Circular

Pension Plan Benefits

The Corporation does not have a pension plan that provides for payments or benefits to the directors at, following, or in connection with retirement.

The Corporation has no contract, agreement, plan or arrangement that provides for payments to directors, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in the director’s responsibilities.

For compensation related to previous years, please refer to the Corporation’s Management Information Circulars and its other public disclosure available under the Corporation’s profile at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States.

SUMMARY OF DIVIDEND POLICY AND DIVIDEND REINVESTMENT PLAN

The Corporation does not currently anticipate paying any dividends on its Common Shares in the foreseeable future. The Corporation currently intends to utilize its earnings to finance the growth and development of its business and to otherwise reinvest in its business. Any decision to pay dividends on the Common Shares in the future will be made by the Board on the basis of the Corporation’s earnings and financial requirements as well as other conditions existing at such time. Unless the Corporation commences the payment of dividends, holders of Common Shares will not be able to receive a return on their Common Shares unless they sell them.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth aggregated information as at December 31, 2024, with respect to the compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance.

		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Plan Category
Equity compensation plans approved by securityholders	Stock options	950,000	$0.75	4,224,354	(1)
	RSUs	291, 655	N/A	2,466,349	(2)
	DSUs	Nil	N/A	1,103,202	(3)
	Total	1,241,655	N/A	7,793,905
Equity compensation plans not approved by securityholders		Nil	N/A	Nil
Total:		1,241,655		7,793,905

Notes:

(1)	The aggregate number of Common Shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Corporation cannot exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis). If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will replace the Stock Option Plan in respect of future grants of Options, and no new Options will be available for grant or granted under the Stock Option Plan. Outstanding Options granted under the Stock Option Plan will continue to be governed by the terms of such plan until such Options are exercised, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular. If the Omnibus Equity Incentive Plan Resolution is not approved at the Meeting, and the Unallocated Option Resolution is not approved at the Meeting, any currently unallocated options under the Stock Option Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled or forfeited prior to exercise. See “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated Option Under the Stock Option Plan”.
(2)	The aggregate number of Common Shares reserved for issuance under the RSU Plan and all other security-based compensation arrangements of the Corporation cannot exceed 5% of the number of issued and outstanding Common Shares (on a non-diluted basis). If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will replace the RSU Plan in respect of future grants of RSUs, and no new RSUs will be available for grant or granted under the RSU Plan. Outstanding RSUs granted under the RSU Plan will continue to be governed by the terms of such plan until such RSUs are settled, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular. If the Omnibus Equity Incentive Plan Resolution is not approved at the Meeting, and the Unallocated RSU Resolution

Kelso Technologies Inc.	- 28 -	2025 Management Information Circular

is not approved at the Meeting, any currently unallocated RSUs under the RSU Plan will no longer be available for grant, and previously granted RSU will not be available for reallocation if they are cancelled or forfeited prior to exercise. See “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated RSUs Under the RSU Plan”.

(3)	The aggregate number of Common Shares reserved for issuance under the DSU Plan and all other security-based compensation arrangements of the Corporation cannot exceed 2% of the number of issued and outstanding Common Shares (on a non-diluted basis). If the Omnibus Equity Incentive Plan Resolution is approved at the Meeting, the Omnibus Equity Incentive Plan will replace the DSU Plan in respect of future grants of DSUs, and no new DSUs will be available for grant or granted under the DSU Plan. Outstanding DSUs granted under the DSU Plan will continue to be governed by the terms of such plan until such DSUs are settled, expire or are otherwise terminated or cancelled. See “Particulars of Matters to be Acted Upon at the Meeting – Adoption of Omnibus Equity Incentive Plan”. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “B” to this Information Circular, and a description of the Omnibus Equity Incentive Plan is attached as Schedule “C” to this Information Circular. If the Omnibus Equity Incentive Plan Resolution is not approved at the Meeting, and the Unallocated DSU Resolution is not approved at the Meeting, any currently unallocated DSUs under the DSU Plan will no longer be available for grant, and previously granted DSU will not be available for reallocation if they are cancelled or forfeited prior to exercise. See “Particulars of Matters to be Acted Upon at the Meeting – Approval of Unallocated DSUs Under the DSU Plan”.

Awards Granted and Burn Rate

In accordance with the requirements of the TSX, the following table summarizes the number of security-based compensation awards granted to all of the Corporation’s directors, officers and employees during the periods noted below and the annual burn rate of each security-based compensation arrangement.

	Weighted Average Shares	Options		Full Value Share Awards (DSUs, RSUs)
Year	Outstanding(1)	Granted	Burn Rate (2)	Granted		Burn Rate (2)
December 31, 2024	55,160,086	Nil	Nil%	750,000	(3)	1.36%
December 31, 2023	54,337,995	Nil	Nil%	525,000	(4)	0.97%
December 31, 2022	54,320,086	Nil	Nil%	410,000	(5)	0.75%

Notes:

(1)	Pursuant to the requirements of the TSX, the weighted average number of Common Shares outstanding during the period is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.
(2)	The burn rate for a given period is calculated by dividing the number of awards granted during such period by the weighted number of Common Shares outstanding during such period.
(3)	Comprised of 750,000 RSUs.
(4)	Comprised of 525,000 RSUs.
(5)	Comprised of 410,000 RSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Corporation since the beginning of the most recently completed financial year of the Corporation and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Corporation is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Corporation or its subsidiaries. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiary, if any.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Kelso or any of its affiliates or subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Corporation were, to any substantial degree, performed by a person other than the directors or executive officers of the Corporation.

Kelso Technologies Inc.	- 29 -	2025 Management Information Circular

STATEMENT OF CORPORATE GOVERNANCE

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees, Shareholders and other stakeholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed to enhance Shareholder value. The Corporation’s corporate governance practices are intended to comply with the applicable rules under applicable Canadian securities laws, the TSX and SEC rules for a Foreign Private Issuer designation. The Corporation continually reviews and monitors developments in Canada with a view to further revising its governance policies and practices, as appropriate.

National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) have been adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Guidelines require that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. As required by the Governance Guidelines and other applicable regulatory instruments, the following disclosure describes the Corporation’s corporate governance policies and initiatives.

Board Governance

The Board has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management. The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee and the Corporate Governance & Nominating Committee. Subject to the constating documents of the Corporation, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board considers the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, sets the standards of conduct for the Corporation.

Board Mandate

The Board has a written mandate, which is available on the Corporation’s website at www.kelsotech.com, which includes responsibility to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the Corporation’s strategic planning process; (ii) identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate internal control and management information systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders; (iii) ensuring that the Corporation has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on management’s authority; (v) overseeing the integrity of the Corporation’s internal control and management information systems; and (vi) overseeing the Corporation’s communication policy with its shareholders and with the public generally.

Composition of the Board

The Governance Guidelines define an “independent” director with reference to the definition of independence under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), being a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of six directors, five of whom are standing for re-election. The Board considered the relationship of each director to the Corporation and determined that four of the five members standing for re-election are “independent” directors within the meaning of NI 52-110 and in accordance with Rule 10A-3 of the United States

Kelso Technologies Inc.	- 30 -	2025 Management Information Circular

Securities Exchange Act of 1934, as amended (“Rule 10A-3”). Mr. Busch is not considered “independent” as a result of his role as Chief Executive Officer of the Corporation. The remaining four directors being Ms. Roach and Messrs. Cass, Crews and Temen, are each considered to be “independent” directors of the Corporation under NI 52-110 and in accordance with Rule 10A-3.

Although Mr. Busch is not considered to be independent within the meaning of the Governance Guidelines, the Board has recently instituted a practice whereby at the conclusion of each regularly scheduled meeting of the Board, the Corporation’s independent directors may request an in-camera session at which non-independent directors and members of management are not in attendance.

The Corporation does not currently have a Chair of the Board. In absence of the Chair, the Board has appointed Mr. Cass as the lead independent director (the “Lead Director”) to provide independent leadership to the Board. The Lead Director, as an independent director, among other things, presides over in camera sessions of the Board, as applicable, works to ensure that the independent directors are alert to their obligations and responsibilities and fully discharge their duties as independent directors, and acts as liaison between the Board and management of the Corporation. The Corporation has adopted a position description for the Chair/Lead Director.

Board and Committee Meetings – Attendance Record

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with management throughout the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time.

The following table sets forth the Board and committee meeting attendance for the financial year ended December 31, 2024.

Meeting	Number of Meetings in 2024	Meeting Attendance
Board	12	97%
Audit Committee	4	100%
Compensation Committee	4	100%
Corporate Governance and Nominating Committee	3	100%

At each meeting of the Board the independent directors have the opportunity to hold a meeting without the non- independent directors and members of management not in attendance and the independent directors hold such a meeting at least once per year. The Chair/Lead Director position description indicates that such person will ensure that the Board has an opportunity to meet without members of management at least once per year. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Corporation. The independent directors held seven meetings at which the non-independent directors and members of management were not in attendance during the year ended December 31, 2024. The independent directors exercise their responsibilities for independent oversight of management and provide leadership through their majority position on the Board and ability to meet independently of management whenever deemed necessary. The independent directors also meet in-camera following the conclusion of each Board meeting. Mr. Cass, Lead Director, chairs the meetings of the independent directors and reports to the Board as required.

Other Reporting Issuer Directorships

Currently, no directors serve on the boards of directors of other public companies.

Position Descriptions

The Board has adopted a written position description for each of the Chair/Lead Director, Chief Executive Officer, a Mandate for the board of directors and an individual director mandate. All of which are available on the Corporation’s website at www.kelsotech.com.

Kelso Technologies Inc.	- 31 -	2025 Management Information Circular

Orientation and Education

Under its mandate, the Corporate Governance and Nominating Committee is responsible for developing and implementing an orientation program for new directors, where necessary. The Board briefs all new directors with respect to the Corporation’s operations, information on the role of the board and each of its committees, industry information, corporate governance related materials and other information. Each director is responsible to maintain the skills and knowledge necessary to meet their obligations as a director of the Corporation.

The Corporation also encourages continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Corporation. To facilitate ongoing education, trips to where the Corporation’s operations are located are arranged for directors from time to time so they have an opportunity to meet operational management and site personnel. Board members are also encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Corporation’s records.

Diversity of the Board and Senior Management

The Corporation recognizes the importance of diversity among the Board to create a diverse and inclusive culture that solicits multiple perspectives and enriches the decision-making process. The Board formally adopted a Diversity Policy in March 2019. In that Policy, the Corporation set out its commitment to diversity with particular emphasis on gender diversity.

Consistent with this commitment, the Board is proposing amendments to the Corporation’s Diversity Policy to include representatives of “Designated Groups” as defined in the Employment Equity Act (Canada), which groups include women, Indigenous peoples, people with disabilities and members of visible minorities. At this time, the Board has not set diversity targets for persons from Designated Groups for either the Board or for senior management as the Corporation has shown good progress on diversity without firm targets. The Board currently has two members or 40% of the Board’s composition that identify as representatives of such Designated Groups.

Board appointments will be made on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity, including the level of representation of the Designated Groups on the Board.

Director Retirement Policy and Term Limits

Each director serves on the Board until the next annual meeting of shareholders of the Corporation or until a successor is duly elected or appointed. The Board does not have a limit on the number of consecutive terms for which a director may serve. While there is a benefit to adding new perspectives to the Board from time to time, there are also benefits to having continuity and directors having in depth knowledge of each facet of the Corporation’s business, which necessarily takes time to develop. As such and given that each member of the Board has had solid experience in the industry, as well as has had experience in acting as a director of public or private companies, or both, the Board believes that the imposition of term limits for its directors may run the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The Board relies on thorough director assessment procedures for evaluating its members and uses rigorous identification and selection processes for new directors, having regard to a variety of factors. Through these processes, the Board believes that it is well-positioned to address any problems or deficiencies that may arise in an appropriate manner without having to adopt mandated term limits.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a formal written Code of Business Conduct and Ethics (the “Code of Conduct”) for its directors, officers and employees.

Individuals governed by the Code of Conduct are required to disclose in writing all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties. Individuals must avoid all situations in which their personal interest conflicts or might conflict with their duties to the Corporation or with the economic interest of the Corporation. All business transactions with individuals, corporations or other entities that could potentially be considered, directly or indirectly, a related party, must be approved by the Board regardless of the amount involved.

Kelso Technologies Inc.	- 32 -	2025 Management Information Circular

Directors, officers and employees are encouraged to report violations of the Code of Conduct on a confidential and, if preferred, anonymous basis, in accordance with the complaint procedure set out in the Code of Conduct or the Corporation’s whistleblower procedures. The Audit Committee may request special treatment for any complaint, including the involvement of the Corporation’s external auditors or outside counsel or other advisors. All complaints are required to be documented in writing by the person(s) designated to investigate the complaint, who shall report forthwith to the Chair of the Audit Committee. On an annual basis, or otherwise upon request from the Board, the Code of Conduct requires the Chair of the Audit Committee to prepare a written report to the Board summarizing all complaints received during the previous year, all outstanding unresolved complaints, how such complaints are being handled, the results of any investigations and any corrective actions taken.

The Board, through the Audit Committee, monitors compliance with the Code of Conduct. The Chief Financial Officer or the Chair of the Audit Committee, as the case may be, are responsible for investigating each matter reported and must report to the Board. The Code of Conduct is circulated to all employees of the Corporation on an annual basis or when changes are made.

A copy of the Corporation’s Code of Conduct can be found on the Corporation’s website at www.kelsotech.com and is also available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States

Corporate Governance and Nominating Committee of the Board

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Corporation’s corporate governance system is effective in the discharge of its obligations to the Corporation’s shareholders.

The Corporate Governance and Nominating Committee also has the responsibility of proposing nominees for director. The Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.

In proposing any candidate for election to the Board, both the Corporate Governance and Nominating Committee and the Board seek to obtain the best possible candidate available, having regard to the current needs of the Board, while recognizing the benefits to the Corporation and its Board of advancing the principles of diversity in all its aspects when determining the composition of the Board. In particular, the Corporate Governance and Nominating Committee and the Board consider the level of representation of women on the Board when identifying and nominating candidates for election or re-election to the Board. When a vacancy occurs on the Board, or the need to add a new Board member is perceived to exist, the Corporate Governance and Nominating Committee will first assess the number and proportion of current directors who are women. Depending on the result of that initial assessment, the Corporate Governance and Nominating Committee takes active steps to seek out potential candidates who are female and gives close consideration to the background, characteristics and capabilities of the female candidates prior to making a final recommendation to the Board. The Corporation has not adopted a formal written policy on the representation of women on the Board, as the Board does not believe that quotas or strict rules will necessarily result in the identification or selection of the best candidates. While the Corporation takes active steps to seek out female candidates to fill existing vacancies, the Board is of the view that it would not be beneficial to the Corporation to impose artificial deadlines for that purpose, or to increase the size of the Board for the sole purpose of adding a director from any specific gender or identity group. The Corporation currently has one female Board member. The Board is also mindful of the potential advantages to broadening the diversity of the Board with reference to factors other than gender and does not wish to constrain itself to considering only one particular factor when conducting searches for Board candidates.

The duties and responsibilities of the Corporate Governance and Nominating Committee include, without limitation, the following:

(a)	to develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices;

(b)	to report annually to the Corporation’s Shareholders, through the Corporation’s annual management information circular or annual report to Shareholders, on the Corporation’s system of corporate governance and the operation of its system of governance;

Kelso Technologies Inc.	- 33 -	2025 Management Information Circular

(c)	to analyze and report annually to the Board the relationship of each director to the Corporation as to whether such director is a related director or an unrelated director; and

(d)	to advise the Board or any of the committees of the Board of any corporate governance issues which the Corporate Governance and Nominating Committee determines ought to be considered by the Board or any such committee.

The Corporation has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of NI 58-101. The members of the Corporate Governance and Nominating Committee members are Ms. Roach (Chair) and Messrs. Crews and Cass, all of whom are independent.

The Board appoints the members of the Corporate Governance and Nominating Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Shareholders of the Corporation. The Board may at any time remove or replace any member of the Corporate Governance and Nominating Committee and may fill any vacancy in the committee. Any Chairperson, either appointed by the Board or designated by a majority of the Committee, shall not serve in such capacity for more than three consecutive terms, unless the Board, in its sole discretion, determines to extend the term of any Chairperson for one additional year.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The Corporate Governance and Nominating Committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110F1 Audit Committees Information Required in an AIF requires the Corporation to disclose annually in its Annual Information Form (“AIF”) certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. The Corporation chooses to comply with the requirement to file an AIF by filing a Form 20 F – Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and disclose the information required by NI 52-110 in this Information Circular. A copy of the Corporation’s Form 20-F dated April 9, 2025 is available on the Corporation’s website at www.kelsotech.com and is also available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States.

Audit Committee Charter

The Corporation’s Audit Committee of the Board is governed by a formal written audit committee charter, the text of which is attached as Schedule “A” to this Information Circular and which is available on the Corporation’s website at www.kelsotech.com.

The principal purpose of the Audit Committee is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts on financial and tax related matters.

The charter provides that the Audit Committee shall consist of at least three members of the Board, all of whom shall be “independent” and “financially literate” within the meaning of NI 52-110. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

The Audit Committee meets a minimum of four times a year, including the review of the interim and annual financial statements prior to their submission to the Board. The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Corporation’s external auditors. The Audit Committee may also engage independent counsel or other advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Board appoints the members of the Audit Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Corporation’s Shareholders. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the committee. Any Chairperson, either appointed by the Board or designated by a majority of the Committee, shall not serve in such capacity for more than three

Kelso Technologies Inc.	- 34 -	2025 Management Information Circular

consecutive terms, unless the Board, in its sole discretion, determines to extend the term of any Chairperson for one additional year.

Audit Committee Members and Relevant Education and Experience

Below are the details of each Audit Committee member, including their name, whether they are independent and financially literate, as such terms are defined under NI 52-110 and their education and experience as it relates to the performance of their duties as an Audit Committee member.

Member Name	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Duties
Paul Cass (Chair)	Yes	Yes	Mr. Cass was formerly COO of Whitewater West Industries, a privately held design/manufacturing firm specializing in waterpark and amusement park equipment installations around the world. Prior to which Mr. Cass was COO at Ballard Power Systems Ltd., a public company specializing in the development and manufacture of fuel cell technology for automotive and non-automotive markets. Mr. Cass is a registered Professional Engineer (Retired) in British Columbia, and he also holds an MBA from Simon Fraser University.
Jesse Crews	Yes	Yes	Mr. Crews was the Chief Investment Officer of Trinity Industries Leasing Company from August 2011 to February 15, 2022, then Senior Adviser to TILC from February 2022 until his retirement on March 31, 2024. From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp., and from 2004 to 2009, he was a Managing Director for Fortress Investment Group. Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation). Mr. Crews is a member “Emeritus” of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Master of Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.
Laura Roach	Yes	Yes	Ms. Roach is an attorney and partner at McCathern Law, a Law firm located in Frisco, Texas. Ms. Roach’s practice consists of family law with a primary focus on mediation, divorce and litigation. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized as one of D Magazine's Best Lawyers in Texas and Texas Monthly magazine’s super lawyers every year since 2013. Ms. Roach earned a Juris Doctor from St. Mary's University School of Law and a BSc from the University of Arizona.

Notes:

(1)	Independent within the meaning of NI 52-110.
(2)	An individual is financially literate within the meaning of NI 52-110 if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Corporation’s financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemptions contained in sections 2.4 or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Kelso Technologies Inc.	- 35 -	2025 Management Information Circular

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter which is attached as Schedule “A” to this Information Circular.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditor during the fiscal year ended December 31, 2024 and December 31, 2023 by category, are as follows:

Financial Period Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2024	$130,500	$7,000	$11,000	$	Nil
December 31, 2023	$115,000	$7,000	$10,000	$	Nil

Notes:

(1)	This category includes the fees for the audit of Kelso’s financial statements and the quarterly reviews of interim financial statements. This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.
(2)	This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees and describes the nature of the services comprising the fees disclosed under this category.
(3)	This category includes the fees for professional services rendered for tax compliance, tax advice and tax planning, and describes the nature of the services comprising the fees disclosed under this category.
(4)	This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit- Related Fees or Tax Fees.

Compensation Committee

The principal purpose of the Compensation Committee is to implement and oversee compensation policies approved by the Board. The duties and responsibilities of the Compensation Committee include, without limitation, the following:

(a)	to recommend to the Board compensation policies and guidelines for the Corporation; and

(b)	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Corporation, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

The Corporation has adopted a formal written charter for the Compensation Committee, which is available on the Corporation’s website at www.kelsotech.com. The charter provides that the committee shall consist of at least three members of the Board, a majority of whom shall be “independent” within the meaning of the Governance Guidelines. The members of the Compensation Committee are Messrs. Crews (Chair), Cass and Ms. Roach. All members of the Compensation Committee are independent.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. A majority of the members of the Compensation Committee are, or have acted, as a CEO or senior management of a public or private company, and therefore have a good understanding of how compensation works and how to motivate staff. All members have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the railway or trucking sector provides them with the understandings of the Corporation’s success factors and risks which is very important when determining the metrics for measuring success.

The Board appoints the members of the Compensation Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Corporation’s Shareholders. The Board may at any time remove or replace any member of the Compensation Committee and may fill any vacancy in the committee. Any Chairperson, either appointed by the Board or designated by a majority of the Committee, shall not serve in such capacity for more than three consecutive terms, unless the Board, in its sole discretion, determines to extend the term of any Chairperson for one additional year.

The Compensation Committee meets regularly each year on such dates and at such locations as the Chair of the Compensation Committee determines. The Compensation Committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel or advisors at the

Kelso Technologies Inc.	- 36 -	2025 Management Information Circular

expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Assessment of the Board

Annually the Corporate Governance and Nominating Committee distributes a Board effectiveness assessment to directors. This assessment questions members as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. Board members conduct peer reviews and a self- assessment regarding their effectiveness as a Board member as part of this assessment process. To ensure the assessment process is candid, the individual assessments are returned on a confidential basis to the Chair of the Corporate Governance and Nominating Committee with a copy to the Corporate Secretary. The results are compiled for the Corporate Governance and Nominating Committee. The Committee reviews and discusses the results and makes recommendations to the Board regarding any action that may be deemed necessary or advisable to ensure the Board continues to function effectively and adequately perform its mandate. The Board aims for a 100% compliance rate for completion of the assessment by directors. The peer reviews and self-assessments by Directors are considered as part of the director nomination process.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Corporation’s consolidated financial statements for the year ended December 31, 2024 and 2023, and related and management’s discussion and analysis which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on the Corporation’s website at www.kelsotech.com. Shareholders may also obtain these documents, without charge, upon request to the to the Corporation as follows:

e-mail:	investor@kelsotech.com
telephone:	1 (778) 795-0022
mail:	Kelso Technologies Inc.
305 – 1979 Old Okanagan Hwy,
West Kelowna, British Columbia, Canada V4T 3A4 Attn: Corporate Development

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the directors of the Corporation and a copy of this Information Circular has been sent to each director, the auditor of the Corporation and each Shareholder entitled to notice of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

KELSO TECHNOLOGIES INC.

“Frank Busch”

Frank Busch,

Chief Executive Officer and Director

Dated: April 21, 2025

Kelso Technologies Inc.	- 37 -	2025 Management Information Circular

SCHEDULE “A”

MANDATE OF THE AUDIT COMMITTEE

(AMENDED, RESTATED AND ADOPTED BY THE BOARD OF DIRECTORS ON APRIL 28, 2021,

REVIEWED AND RATIFIED BY THE BOARD OF DIRECTORS ON MARCH 20, 2025)

1.	MANDATE

The Audit Committee (the “Committee”) will assist the Board of Directors (the “Board”) of Kelso Technologies Inc. (the “Corporation”) in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the Corporation’s external auditors, the accounting and financial reporting process, the system of internal control over financial reporting and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform their role, each Committee member must obtain an understanding of the principal responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

2.	COMPOSITION

The Board will appoint, from among their membership, a Committee after each annual meeting of the shareholders of the Corporation. The Committee will consist of a minimum of three directors.

The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. Unless a Chairperson is appointed by the Board, the members of the Committee may designate a Chairperson by majority vote of the Committee.

Any Chairperson, either appointed by the Board or designated by a majority of the Committee, shall not serve in such capacity for more than three consecutive terms, unless the Board, in its sole discretion, determines to extend the term of any Chairperson for one additional year.

2.1	Independence

Each member of the Committee must be “independent”, as defined in Sec. 1.4 of National Instrument 52-110 (Audit Committees) (“NI 52-110”) and in accordance with Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (“Rule 10A-3”).

2.2	Expertise of Committee Members

A majority of the members of the Committee must be “financially literate” (as defined in Sec. 1.6 of NI 52-110) or must become financially literate within a reasonable period of time after their appointment to the Committee, and each member must be financially literate in accordance with Rule 10A-3. At least one member of the Committee must have accounting or related financial management expertise in accordance with Rule 10A-3 and be considered an audit committee financial expert as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

3.	MEETINGS

The Committee shall meet in accordance with a schedule established each year by the Board, and at other times that the Committee may determine. The Committee shall meet at least annually with the Corporation’s Chief Financial Officer and external auditors in separate executive sessions.

4.	ROLES AND RESPONSIBILITIES

The Committee shall fulfill the following roles and discharge the following responsibilities:

4.1	External Audit

The Committee shall be directly responsible for appointing, compensating, retaining and overseeing the work of the external auditors in preparing or issuing the auditor’s report, or performing other audit, review or attestation services, including the resolution of disagreements between management and the external auditors regarding financial reporting. In carrying out this duty, the Committee shall:

Kelso Technologies Inc.	A-1	2025 Management Information Circular

(a)	recommend to the Board that the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment, retention or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors;

(e)	resolve disagreements between management and the external auditor regarding financial reporting;

(f)	ensure receipt from the external auditors of a formal written statement delineating all relationships between the external auditors and the Corporation and actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(g)	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards;

(h)	take or recommend that the Board take appropriate action to oversee the independence of the external auditors; and

(i)	review and approve the Corporation’s hiring policies regarding partners and employees, and former partners and employees, of the present and former external auditor of the Corporation.

4.2	Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3	Financial Reporting

The Committee shall review the financial statements and financial information of the Corporation prior to their release to the public. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(b)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

Kelso Technologies Inc.	A-2	2025 Management Information Circular

(c)	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a)	review and approve the interim financial statements prior to their release to the public; and

(b)	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a)	where reasonably possible, review and approve all public disclosure containing financial information, including news releases, prior to release to the public. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and must periodically assess the adequacy of those procedures.

4.4	Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)	The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(a)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)	the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)	the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(a)	The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)	the pre-approval policies and procedures are detailed as to the particular service;

(ii)	the Committee is informed of each non-audit service; and

(iii)	the procedures do not include delegation of the Committee's responsibilities to management.

4.5	Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

Kelso Technologies Inc.	A-3	2025 Management Information Circular

(b)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)	perform other oversight functions as requested by the Board from time to time;

(f)	oversee and annually review the Corporation’s Code of Business Conduct and Ethics as well as the Corporation’s:

Blackout Period Policy

Internal Employee Alert Policy

Anti-Bribery and Anti-Corruption Policy

and receive approval of any changes to such policies from the Board.

(g)	annually review and reassess the adequacy of this Mandate; and

(h)	update this Mandate and receive approval of changes to this Mandate from the Board.

4.6	Reporting Responsibilities

The Committee shall regularly update the Board about Committee activities and make appropriate recommendations.

5.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for the external auditor and any advisors employed by the Committee;

(c)	pay ordinary administrative expenses that are necessary or appropriate in carrying out its duties; and

(d)	communicate directly with the internal and external auditors.

6.	GUIDANCE – ROLES & RESPONSIBILITIES

The Committee should consider undertaking the actions described in the following guidance, which is intended to provide the Committee members with additional guidance on fulfilment of their roles and responsibilities on the Committee:

6.1	Internal Control

(a)	evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities,

(b)	focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown, and

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

Kelso Technologies Inc.	A-4	2025 Management Information Circular

6.2	Financial Reporting

General

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)	understand industry best practices and the Corporation’s adoption of them.

Annual Financial Statements

(a)	review the annual financial statements and determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(b)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(c)	focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(d)	consider management’s handling of proposed audit adjustments identified by the external auditors; and

(e)	ensure that the external auditors communicate all required matters to the Committee.

Interim Financial Statements

(a)	be briefed on how management develops and summarizes interim financial information and the extent to which the external auditors review interim financial information;

(b)	meet with management and the auditors, either telephonically or in person, to review the interim financial statements;

(c)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)	changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation’s operations and financing practices;

(iii)	generally accepted accounting principles have been consistently applied;

(iv)	there are any actual or proposed changes in accounting or financial reporting practices;

(v)	there are any significant or unusual events or transactions;

(vi)	the Corporation’s financial and operating controls are functioning effectively;

(vii)	the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreements; and

(viii)	the interim financial statements contain adequate and appropriate disclosures.

Kelso Technologies Inc.	A-5	2025 Management Information Circular

6.3	Compliance with Laws and Regulations

(a)	periodically obtain updates from management regarding compliance with this policy and industry “best practices”;

(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges; and

(d)	be satisfied that the Corporation has adequate policies, procedures and practices for the maintenance of the books, records and accounts by the Corporation with respect to third party payments in compliance with applicable laws, including, without limitation, the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act.

6.4	Other Responsibilities

(a)	review with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements.

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Corporation. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s articles, it is not intended to establish any legally binding obligations.

Kelso Technologies Inc.	A-6	2025 Management Information Circular

SCHEDULE “B”

OMNIBUS EQUITY INCENTIVE PLAN

See attached.

Kelso Technologies Inc.	B-1	2025 Management Information Circular

KELSO TECHNOLOGIES INC.

OMNIBUS EQUITY INCENTIVE PLAN

April 21, 2025

i

	7.1	Share-Based Awards	15
Article 8
	ADDITIONAL AWARD TERMS		15

	8.1	Dividend Equivalents	15
	8.2	Blackout Period	16
	8.3	Withholding Taxes	16
	8.4	Recoupment	16
Article 9
	TERMINATION OF EMPLOYMENT OR SERVICES		17

	9.1	Termination of Employee, Consultant or Director	17
	9.2	Discretion to Permit Acceleration	17
Article 10
	EVENTS AFFECTING THE CORPORATION		18

	10.1	General	18
	10.2	Change in Control	18
	10.3	Reorganization of Corporation’s Capital	19
	10.4	Other Events Affecting the Corporation	19
	10.5	Immediate Acceleration of Awards	19
	10.6	Issue by Corporation of Additional Shares	19
	10.7	Fractions	20
Article 11
	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		20

	11.1	Amendment, Suspension, or Termination of the Plan	20
	11.2	Shareholder Approval	20
	11.3	Permitted Amendments	21
Article 12
	MISCELLANEOUS		21

	12.1	Legal Requirement	21
	12.2	No Other Benefit	22
	12.3	Rights of Participant	22
	12.4	Corporate Action	22
	12.5	Conflict	22
	12.6	Participant Information	22
	12.7	Participation in the Plan	22
	12.8	International Participants	23
	12.9	Successors and Assigns	23
	12.10	General Restrictions or Assignment	23
	12.11	Severability	23
	12.12	Notices	23
	12.13	Indemnity	23
	12.14	Governing Law	24
	12.15	Submission to Jurisdiction	24
	12.16	Unfunded Obligations	24

ii

OMNIBUS EQUITY INCENTIVE PLAN

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Omnibus Equity Incentive Plan (this “Plan”) is to attract, retain and reward those employees, directors and other individuals who are expected to contribute to the success of Kelso Technologies Inc. (the “Corporation”) and its Related Entities (as defined below), to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Corporation’s shareholders and, in general, to further the best interests of the Corporation and its shareholders.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Account” means an account maintained for each Participant which will be credited with Awards in accordance with the terms of this Plan in physical or electronic format (including pursuant to any electronic incentive compensation system maintained by the Corporation or a third-party service provider on its behalf);

“Affiliate has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Award” means any Option, Restricted Share Unit, Deferred Share Unit or Share-Based Awards granted under this Plan which may be denominated or settled in Shares issued from treasury, cash or in such other form as provided herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in physical or electronic format in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

“Cash Equivalent” means the amount of money equal to the Fair Market Value multiplied by the number of vested RSUs or DSUs, as applicable, in the Participant’s Account, net of any applicable taxes in accordance with Section 8.3, on the date any such Award is settled;

“Cash Fees” has the meaning set forth in Subsection 6.1(a);

“Cashless Exercise” has the meaning set forth in Subsection 4.5(b);

“Cause” means, with respect to a particular Participant:

(a) “cause” (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a Related Entity and the Employee;

(b) in the event there is no written or other applicable employment or other agreement between the Corporation or a Related Entity or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement;

(c) in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable employment statute; or

(d) in the event neither (a), (b) nor (c) apply, then “cause” shall mean:

(i)	the Participant’s willful failure to perform any of the Participant’s material duties;

(ii)	the Participant’s material violation of the Corporation or a Related Entity’s policy;

(iii)	any act of dishonesty, theft, misappropriation of the property of the Corporation or Affiliate, or fraud by the Participant;

(iv)	the Participant’s gross misconduct in the performance of the Participant’s duties that results in material harm to the Corporation or any Affiliate;

(v)	the Participant’s conviction of, or please of guilty or no contest (or its equivalent) to, a felony;

(vi)	the Participant’s material breach of the Participant’s employment agreement with the Corporation or a Related Entity; or

(vii)	any other grounds which constitute cause at common law;

“Change in Control” means, unless the Board determines otherwise, the occurrence, in a single transaction or a series of related transactions, of any one or more of the following events:

(a) any individual, entity or group of individuals or entities acting jointly or in concert (other than the Corporation, its Affiliates or an employee benefit plan or trust maintained by the Corporation or its Affiliates, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of Shares of the Corporation) acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Corporation’s then outstanding securities entitled to vote in the election of directors of the Corporation (excluding any “person” who becomes such a beneficial owner in connection with a transaction described in paragraph (b) of this definition);

(b) the consummation of an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c) the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its wholly-owned subsidiaries;

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement);

(e) individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board; or

(f) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means any natural person, other than an Employee or Director, who is an advisor or consultant who provides bona fide ongoing services to the Corporation or its Related Entities, provided that such services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the securities of the Corporation or its Related Entities;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a) when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b) when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c) when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” has the meaning set forth in Section 1.1;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means (i) the definition designated by the Employee and the Corporation or a Related Entity as “Disabled” or “Disability” (or similar term) in a written employment or other agreement between the Employee and Corporation or a Related Entity or (ii) if no such written employment or other agreement exists the Participant’s inability to substantially fulfil their job functions on behalf of the Corporation as a result of any medical condition whatsoever (including physical or mental illness) which, despite the provision of reasonable accommodations by the Corporation, leads to the Participant's absence from the workplace for the foreseeable future;

“Effective Date” means the effective date of this Plan, being April 21, 2025, subject to the approval of the shareholders of the Corporation;

“Elected Amount” has the meaning set forth in Subsection 6.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director or an Employee;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 6.1(b);

“Election Notice” has the meaning set forth in Subsection 6.1(b);

“Employee” means any employee of the Corporation or of a Related Entity (including, without limitation, an employee who is also serving as an officer or director of the Corporation or a Related Entity), designated by the Plan Administrator to be eligible to be granted one or more Awards under the Plan;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“Fair Market Value” of a Share means the following:

(a) if the common shares of the Corporation are listed on the Stock Exchange, the higher of (i) the volume weighted average trading price of the common shares of the Corporation on the Stock Exchange for the five (5) trading days ending on the last trading day immediately prior to the applicable date or (ii) the closing price of the common shares on the Stock Exchange on the applicable date, and if such applicable date is not a trading day, the last market trading day prior to such date;

(b) if the common shares of the Corporation are not listed on the Stock Exchange, but are traded on the over-the-counter market and sales prices are regularly reported for the common shares, the closing or, if not applicable, the last price of the common shares on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;

(c) if the common shares of the Corporation are not traded on the Stock Exchange but are traded on the over-the-counter market and sales prices are not regularly reported for the common shares for the applicable trading day, and if bid and asked prices for the common shares are regularly reported, the mean between the bid and the asked price for the common shares at the close of trading in the over-the- counter market for the most recent trading day on which common shares were traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and

(d) if the common shares of the Corporation are neither listed on the Stock Exchange nor traded in the over-the-counter market, such value as the Plan Administrator, in good faith, shall determine in compliance with applicable laws;

“In-the-Money Amount” has the meaning set forth in Subsection 4.5(b);

“Insider” has the meaning set out in the TSX Company Manual;

“Option” means an incentive stock option granted under this Plan;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Participant” means a Director, Employee (which, for greater certainty, includes officers of the Corporation) or Consultant to whom an Award has been granted under this Plan. As used herein, “Participant” shall include a Participant’s survivor(s) where the context requires;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a Related Entity of the Corporation, a division of the Corporation or a Related Entity, or an individual, or may be applied to the performance of the Corporation or a Related Entity relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in their capacity as trustee, executor, administrator or other legal representative;

“Plan” has the meaning set forth in Section 1.1;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee or sub-delegated to a member of the Committee or officer of the Corporation pursuant to Section 3.2, the Committee or sub-delegate, as the case may be;

“Related Entity” means an entity (i) that is an Affiliate or (ii) in which the Corporation has an equity or other interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a Related Entity;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any Related Entity, including a share purchase from treasury;

“Share” means one common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“Share-Based Award” means other types of equity-based or equity-related Awards that may be authorized for issuance and issued pursuant to Article 7;

“Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on such stock exchange at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

“Tax Act” has the meaning set forth in Subsection 4.5(d);

“Termination Date” means the date on which a Participant ceases, for any reason including resignation, retirement, termination, death or disability, to be an active Employee, a Consultant, or a Director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Corporation or a Related Entity, whether wrongful or for cause or otherwise, the date designated by the Corporation or a Related Entity, as the case may be, on which the Employee ceases to perform work for the Corporation or the Related Entity, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be adjusted to include any statutory notice period that the Corporation or the Related Entity (as the case may be) may be required by statute to continue and maintain the Participant’s Options or other Awards, notwithstanding any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant, but shall be deemed to exclude any other period that follows or ought to have followed any statutory notice period whether that period arises from a contractual or common law right, and, in the case of a Participant who is an Consultant, the date the written contract between the Consultant and the Corporation or any Related Entity is terminated or expires and the Consultant no longer provides services thereunder;

“Termination Notice” has the meaning set forth in Subsection 6.1(d);

“TSX” means the Toronto Stock Exchange;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person); and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.2	Interpretation

(a) Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b) As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e) Unless otherwise specified, all references to money amounts are to Canadian currency.

(f) The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

This Plan shall be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a) determine the Persons to whom grants under the Plan may be made;

(b) make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i) the time or times at which Awards may be granted;

(ii) the conditions under which:

(A) Awards may be granted to Participants;

(B) Awards shall become vested, including any conditions relating to the attainment of specified Performance Goals; or

(C) Awards may be forfeited to the Corporation, including any conditions relating to the attainment of specified Performance Goals;

(iii) the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(iv) whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(v) any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c) establish the form or forms of Award Agreements;

(d) cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e) construe and interpret this Plan and all Award Agreements;

(f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g) make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a) The initial Plan Administrator shall be the Board.

(b) To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub- delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all Related Entities of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Subsection 9.1(c). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of any securities exchange or any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, no Awards shall be issued in the United States or to any U.S. Person under this Plan. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a) Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance from treasury pursuant to (i) Options granted under this Plan and Options granted under any other Security Based Compensation Arrangement shall not exceed 10% of the Corporation’s total issued and outstanding Shares from time to time, and (ii) all other Awards granted under this Plan shall not exceed [5,516,008] Shares, such number being 10% of the Corporation’s total issued and outstanding Shares as of the date of adoption of this Plan by the Board. The portion of this Plan that relates to the grant of Options hereunder is considered an “evergreen” plan, since the shares covered by Options which have been exercised or terminated shall be available for subsequent grants under the Plan and the number of Options available to grant increases as the number of issued and outstanding Shares increases.

(b) To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise or conversion in full, or are surrendered by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan. For the avoidance of doubt, to the extent any Options granted under this Plan are exercised, the Shares covered by such Options shall be available for subsequent grants under the Plan and the number of Options available to grant shall increase as the number of issued and outstanding Shares increases.

(c) Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan, the aggregate number of Shares:

(a) issuable to Insiders at any time, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s then issued and outstanding Shares;

(b) issued to Insiders within any one-year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed 10% of the Corporation’s then issued and outstanding Shares; and

(c) which may be granted by the Corporation to each non-employee Director, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Options granted under this Plan (the “Non- Employee Director Participation Limits”). The Non-Employee Director Participation Limits do not apply where the Corporation is making an initial grant to a new non-employee Director upon that person joining the Board, provided that the acquisition of Shares by the Corporation for cancellation shall be disregarded for the purposes of determining non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9	Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

ARTICLE 4

OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Fair Market Value on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date. The term of each Option shall be fixed by the Plan Administrator, but shall not exceed 10 years from the Date of Grant.

4.4	Vesting and Exercisability

(a) The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b) Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a Related Entity and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c) Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d) The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a) Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Subsection 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b) Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, a Participant may, but only if permitted by the Plan Administrator, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Fair Market Value of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c) No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d) If a Participant surrenders Options through a Cashless Exercise pursuant to Subsection 4.5(b), to the extent that such Participant would be entitled to a deduction under Subparagraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in Subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a) The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement.

(b) The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Fair Market Value of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to the Participant’s Account, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, including vesting conditions relating to the attainment of specified Performance Goals.

5.4	Settlement of RSUs

Settlement of RSUs shall take place promptly following the settlement date for any RSUs, and shall take the form determined by the Board, in its discretion. Settlement of RSUs shall be subject to Section 8.3 below and, except as otherwise provided in an Award Agreement, shall take place through:

(a) in the case of settlement of RSUs for their Cash Equivalent, delivery of a cash payment to the Participant representing the Cash Equivalent;

(b) in the case of settlement of RSUs for Shares:

(i) delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii) in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares; or

(c) in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation. The Plan Administrator shall have the sole authority to determine any other settlement terms applicable to the grant of RSUs. For greater certainty, settlement shall occur no later than December 31 of the third calendar year following the calendar year in which the performance of services for which such RSU is granted, occurred.

ARTICLE 6

DEFERRED SHARE UNITS

6.1	Granting of DSUs

(a) A portion of the Director Fees may be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Subsection 6.1(b) to participate in the grant of additional DSUs pursuant to this Article 6. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 6 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b) Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form attached as Schedule “A” hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply, and (ii) in the case of a newly appointed Electing Person, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of their Cash Fees in cash.

(c) Subject to Subsection 6.1(b), the election of an Electing Person shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d) Each Electing Person is entitled once per calendar year to terminate their election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice (the “Termination Notice”) in the form attached as Schedule “B” hereto. Such termination shall be effective immediately upon receipt of the Termination Notice, provided that the Corporation has not imposed a “blackout” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 6.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates their participation in the grant of DSUs pursuant to this Article 6, they shall not be entitled to elect to receive the Elected Amount, or any other amount of their Cash Fees in DSUs again until the calendar year following the year in which the Termination Notice is delivered.

(e) Any DSUs granted pursuant to this Article 6 prior to the delivery of a Termination Notice pursuant to Subsection 6.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f) The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 6 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Fair Market Value of a Share on the Date of Grant.

(g) In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

6.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to the Participant’s Account, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

6.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

6.4	Settlement of DSUs

DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date or later than the end of the first calendar year commencing after the Termination Date). Settlement of DSUs shall be subject to Section 8.3 and shall take place through:

(a) in the case of settlement of DSUs for their Cash Equivalent, delivery of a cash payment to the Participant representing the Cash Equivalent;

(b) in the case of settlement of DSUs for Shares:

(i) delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii) in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares; or

(c) in the case of settlement of the DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

6.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Fair Market Value of the Shares to which the DSUs relate.

ARTICLE 7

SHARE-BASED AWARDS

7.1	Share-Based Awards

The Plan Administrator may, subject to the prior approval of the Stock Exchange, as required, grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

ARTICLE 8

ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents

(a) Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs and DSUs shall include the right for such RSUs and DSUs be credited with dividend equivalents in the form of additional RSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Fair Market Value at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places.

Dividend equivalents credited to a Participant’s Account shall vest in proportion to the RSUs and DSUs to which they relate, and shall be settled in accordance with Sections 5.4 and 6.4, respectively.

(b) The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Blackout Period

In the event that an Award expires or vests at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry or settlement of such Award will be automatically extended to the earlier of the date (i) that is ten Business Days after which such scheduled blackout terminates, or (2) upon which there is no longer such undisclosed material change or material fact.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation such amount as the Corporation or a Related Entity is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a Related Entity, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Related Entity may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Related Entity to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount. By participating in the Plan, the Participant consents to such sale and authorizes the Plan Administrator to undertake any of the foregoing in respect of the Shares on behalf of a Participant and to remit the appropriate amount to the applicable governmental authorities. Neither the Plan Administrator, the Corporation nor any Related Entity shall be responsible for obtaining any particular price for the Shares nor shall the Plan Administrator, Corporation or any Related Entity be required to issue any Shares under this Plan unless the Participant has made suitable arrangements with the Plan Administrator, Corporation and any applicable Related Entity to fund any withholding obligation.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant Related Entity, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Stock Exchange. For certainty, to the extent permitted by applicable law, the Plan Administrator may seek to recoup any exercised Options or settled Awards, or adjust or reduce any unvested or vested Options or Awards. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless the Plan Administrator in its sole discretion determines otherwise, including by providing a longer period than as set out below, or as set forth in an employment agreement, Award Agreement or other written agreement:

(a) where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a Related Entity for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b) where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a Related Entity without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), or on account of their becoming Disabled, or by reason of the death of the Participant, or by reason of resignation by the Participant, there will be no further vesting of any unvested Options or other Awards as of the Termination Date. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is three months after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date;

(c) a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i) the date that the Corporation or a Related Entity, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii) the date of the death or Disability of the Participant; and

(d) notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a Related Entity for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a Related Entity.

9.2	Discretion to Permit Acceleration

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a Related Entity and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a Related Entity and the Participant:

(a) Subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control, (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control, (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment), (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder, or (v) any combination of the foregoing. In taking any of the actions permitted under this Subsection 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b) Notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a Related Entity and a Participant, if the Participant is an executive officer or director of the Corporation, within 18 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment or directorship is terminated by the Corporation or a Related Entity without Cause:

(i) any unvested Awards held by such Participant at the Termination Date shall immediately vest; and

(ii) any vested Awards of such Participants may be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is three months after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c) Notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on the Stock Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the Fair Market Value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably.

10.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Stock Exchange, as required, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Stock Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any requirements under any applicable law or any requirements of the Stock Exchange.

11.2	Shareholder Approval

Notwithstanding Section 11.1 and subject to any rules of the Stock Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a) reduces the exercise price or purchase price of an Award benefiting an Insider of the Corporation;

(b) extends the term of an Award benefiting an Insider of the Corporation;

(c) increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d) increases or removes the 10% limits on Shares issuable or issued to Insiders as set forth in Section 3.7;

(e) changes the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(f) extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(g) permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(h) permits Awards to be transferred to a Person in circumstances other than those specified under Section 3.9;

(i) changes the eligible participants of the Plan; or

(j) deletes or reduces the range of amendments which require approval of shareholders under this Section 11.2.

11.3	Permitted Amendments

Without limiting the generality of Section 11.1, but subject to Section 11.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a) making any amendments to the general vesting provisions of each Award;

(b) making any amendments to the provisions set out in Article 9;

(c) making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d) making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e) making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 12

MISCELLANEOUS

12.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of the Stock Exchange.

12.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

12.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

12.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

12.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Plan shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a Related Entity, as the case may be, on the other hand, the provisions of this Plan shall prevail.

12.6	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

12.7	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

12.8	International Participants

With respect to Participants who reside or work outside Canada, the Plan Administrator may, to the extent permitted by law or the rules of the Stock Exchange, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

12.9	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its Related Entities.

12.10	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

12.11	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

12.12	Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e- mail or mail, postage prepaid, addressed as follows:

Kelso Technologies Inc.

305 – 1979 Old Okanagan Hwy,

West Kelowna, BC V4T 3A4

Attention: Chief Financial Officer

Email: sameer@kelsotech.com

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

12.13	Indemnity

Neither the Board nor the Plan Administrator, nor any members of either, nor any employees of the Corporation or any Related Entity, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to this Plan, and the Corporation hereby agrees to indemnify the members of the Board, the members of the Committee, and the employees of the Corporation and its Related Entities in respect of any claim, loss, damage, or expense (including reasonable counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.

12.14	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

12.15	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

12.16	Unfunded Obligations

The Corporation’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Corporation in respect of any award under the Plan. Participants will be general unsecured creditors of the Corporation with respect to any amounts due or payable under the Plan.

SCHEDULE “A”

KELSO TECHNOLOGIES INC.

OMNIBUS EQUITY INCENTIVE PLAN

(THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 6 of the Plan and to receive         % of my Cash Fees in the form of DSUs.

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)	I have reviewed and understood my rights at termination under Article 9 of the Plan.

(c)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(d)	The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:

(Name of Participant)

(Signature of Participant)

SCHEDULE “B”

KELSO TECHNOLOGIES INC.

OMNIBUS EQUITY INCENTIVE PLAN

(THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule “A” to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 6 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I am not a United States taxpayer.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them. For certainty, I confirm that I have reviewed and understood my rights at termination under Article 9 of the Plan.

Date:
(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE “C”

SUMMARY OF OMNIBUS EQUITY INCENTIVE PLAN

The Omnibus Equity Incentive Plan will be administered by the Board, unless the administration of the Omnibus Equity Incentive Plan has been delegated by the Board to a committee or sub-delegated in accordance with the terms of the Omnibus Equity Incentive Plan (the “Plan Administrator”) and the Plan Administrator will have sole and complete authority, in its discretion, to: (a) determine the persons to whom grants under the Omnibus Equity Incentive Plan may be made; (b) make grants of stock options (“Options”), RSUs, DSUs or share-based awards (collectively, the “Omnibus Equity Incentive Plan Awards”) under the Omnibus Equity Incentive Plan relating to the issuance of Common Shares (including any combination of Options, RSUs or DSUs); (c) establish the form or forms of Omnibus Equity Incentive Plan Award agreements (an “Award Agreement”); (d) cancel, amend, adjust or otherwise change any Omnibus Equity Incentive Plan Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Omnibus Equity Incentive Plan; (e) construe and interpret the Omnibus Equity Incentive Plan and all Award Agreements; (f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to the Omnibus Equity Incentive Plan; and (g) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Equity Incentive Plan.

Common Shares Subject to the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan provides that the aggregate number of Common Shares reserved for issuance from treasury pursuant to (i) Options granted under the Omnibus Equity Incentive Plan and stock options granted under any other Security Based Compensation Arrangement (as defined in the Omnibus Equity Incentive Plan) shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares from time to time, and (ii) all other Omnibus Equity Incentive Plan Awards granted under the Omnibus Equity Incentive Plan shall not exceed 5,516,009 Common Shares, such number being the 10% of the Corporation’s total issued and outstanding Common Shares as of the date of adoption of the Omnibus Equity Incentive Plan by the Board. The portion of the Omnibus Equity Incentive Plan that relates to the grant of Options is considered an “evergreen” plan, since the Common Shares covered by Options granted under the Omnibus Equity Incentive Plan which have been exercised or terminated will be available for subsequent grants under the Omnibus Equity Incentive Plan and the number of Options available to grant under the Omnibus Equity Incentive Plan increases as the number of issued and outstanding Common Shares increases.

Insider Participation Limit

The Omnibus Equity Incentive Plan provides that the aggregate number of Common Shares: (a) issuable to Insiders (as defined in the Omnibus Equity Incentive Plan) at any time, under all of the Corporation’s Security Based Compensation Arrangements, may not exceed 10% of the Corporation then issued and outstanding Common Shares; and (b) issued to Insiders within any one-year period, under all of the Corporation’s Security Based Compensation Arrangements, may not exceed 10% of the Corporation’s then issued and outstanding Common Shares.

Non-Employee Director Participation Limit

The Omnibus Equity Incentive Plan provides that the aggregate number of Common Shares which may be granted by the Corporation to each non-employee director, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Options granted under the Omnibus Equity Incentive Plan (the “Non-Employee Director Participation Limits”). The Non-Employee Director Participation Limits do not apply where the Corporation is making an initial grant to a new non-employee director upon that person joining the Board.

Administration of the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan provides that the initial Plan Administrator will be the Board. To the extent permitted by applicable law, the Board may, from time to time, delegate the administration of the Omnibus Equity Incentive Plan to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to the Omnibus Equity Incentive Plan, including the power to sub- delegate to any member(s) of the Committee or any specified officer(s) of the Corporation all or any of the powers delegated to the Board.

Eligibility

Kelso Technologies Inc.	C-1	2025 Management Information Circular

All directors, officers, employees and consultants of the Corporation (each, a “Participant”) will be eligible to participate in the Omnibus Equity Incentive Plan, subject to certain limitations. Participation in the Omnibus Equity Incentive Plan will be voluntary and eligibility to participate will not confer upon any director, officer, employee or consultant any right to receive any grant of an Omnibus Equity Incentive Plan Award pursuant to the Omnibus Equity Incentive Plan. The extent to which any director, officer, employee or consultant is entitled to receive a grant of an Omnibus Equity Incentive Plan Award pursuant to the Omnibus Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Omnibus Equity Incentive Plan Awards; Non-Transferability

Options, RSUs, DSUs and other share-based awards may be granted pursuant to the Omnibus Equity Incentive Plan, as further summarized below. All of the Omnibus Equity Incentive Plan Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement, and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Equity Incentive Plan and will generally be evidenced by an Award Agreement. In addition, subject to the limitations provided in the Omnibus Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Omnibus Equity Incentive Plan Awards, cancel, or modify outstanding Omnibus Equity Incentive Plan Awards, and waive any condition imposed with respect to Omnibus Equity Incentive Plan Awards or Common Shares issued pursuant to Omnibus Equity Incentive Plan Awards.

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Omnibus Equity Incentive Plan Awards, whether voluntary, involuntary, by operation of law or otherwise, will vest any interest or right in such Omnibus Equity Incentive Plan Awards whatsoever in the assignee or transferee and immediately upon assignment or transfer, or any attempt to make the same, such Omnibus Equity Incentive Plan Awards will terminate and be of no further force or effect.

Options

The Omnibus Equity Incentive Plan provides that the Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant will be evidenced by an Award Agreement. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than (a) if the Common Shares are trading on the TSX or, if the Common Shares are not listed or posted for trading on the TSX at a particular date, any other stock exchange on which the majority of the trading volume and value of the Common Shares are listed or posted for trading (the “Stock Exchange”), the higher of (i) the volume weighted average trading price of Common Shares on the Stock Exchange for the five trading days ending on the last trading day immediately prior to the applicable date or (ii) the closing price of Common Shares on the Stock Exchange on the applicable date, and if such applicable date is not a trading day, the last market trading day prior to such date; (b) if the Common Shares are only listed on an over-the-counter market and sales prices are regularly reported for the Common Shares, the closing or, if not applicable, the last price of the Common Shares on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; provided that if sales prices are not regularly reported on such over-the-counter market, the mean between the bid and the asked price for the Common Shares on the close of trading in the over-the-counter market for the most recent trading day on which the Common Shares were traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; (c) if the Common Shares are neither listed on the Stock Exchange nor traded in the over-the-counter market, such value as the Plan Administrator, in good faith, shall determine in compliance with applicable laws (for the purposes of this section, the “Fair Market Value”). Subject to any accelerated termination as set forth in the Omnibus Equity Incentive Plan, each Option will expire on the expiry date specified in the Award Agreement (which may not be later than the tenth anniversary of the date of grant) or, if not so specified, the tenth anniversary of the date of grant. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it will remain vested and will be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a Related Entity (as defined in the Omnibus Equity Incentive Plan) and the Participant. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at

Kelso Technologies Inc.	C-2	2025 Management Information Circular

the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Equity Incentive Plan, such as vesting conditions relating to the attainment of specified Performance Goals (as defined in the Omnibus Equity Incentive Plan).

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the exercise notice must be accompanied by payment of the exercise price. To the extent permitted by the Plan Administrator at the time of exercise and not otherwise prohibited in the particular Award Agreement, in lieu of exercising an Option pursuant to an exercise notice, the Participant may elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to: (i) the Fair Market Value of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the- Money Amount”), by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Omnibus Equity Incentive Plan, the Corporation will satisfy payment of the In-the- Money Amount by delivering to the Participant such number of Common Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

Restricted Share Units (RSUs)

The Omnibus Equity Incentive Plan provides that the Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant. The terms and conditions of each RSU grant will be evidenced by an Award Agreement.

The number of RSUs (including fractional RSUs) granted at any particular time pursuant to the terms of the Omnibus Equity Incentive Plan will be calculated by dividing: (i) the cash value of the amount that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Fair Market Value of a Common Share on the date of grant; and (B) such amount as determined by the Plan Administrator in its sole discretion. Subject to the conditions in the Omnibus Equity Incentive Plan, the Plan Administrator will have the authority to determine any vesting terms applicable to the grant of RSUs, including vesting conditions relating to the attainment of specified Performance Goals.

Settlement of RSUs shall take place promptly following the settlement date for any RSUs, and shall take the form determined by the Board, in its discretion. Settlement of RSUs shall be subject to the terms of the Omnibus Equity Incentive Plan and except as otherwise provided in an Award Agreement, shall take place through: (a) in the case of settlement of RSUs for their Cash Equivalent (as defined in the Omnibus Equity Incentive Plan), delivery of a cash payment to the Participant representing the Cash Equivalent; (b) in the case of settlement of RSUs for Common Shares: (i) delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Common Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Common Shares); or (ii) in the case of Common Shares issued in uncertificated form, issuance of the aggregate number of Common Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Common Shares; or (c) in the case of settlement of RSUs for a combination of Common Shares and the Cash Equivalent, a combination of (a) and (b) above. The Plan Administrator will have the sole authority to determine any other settlement terms applicable to the grant of RSUs.

Deferred Share Units (DSUs)

The Omnibus Equity Incentive Plan provides that a portion of the Director Fees (as defined in the Omnibus Equity Incentive Plan) may be payable in the form of DSUs. In addition, each Electing Person (as defined in the Omnibus Equity Incentive Plan) will be given, subject to the conditions stated in the Omnibus Equity Incentive Plan, the right to elect to participate in the grant of additional DSUs. An Electing Person who elects to participate in the grant of additional DSUs will receive their Elected Amount, being an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash, in the form of DSUs. Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file an Election Notice (as defined in the Omnibus Equity Incentive Plan) with the CFO of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply; and (ii) in the case of a newly

Kelso Technologies Inc.	C-3	2025 Management Information Circular

appointed Electing Person, within 30 days of such appointment with respect to compensation paid for services to be performed after such date.

The number of DSUs (including fractional DSUs) granted at any particular time pursuant to the terms of the Omnibus Equity Incentive Plan will be calculated by dividing: (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Fair Market Value of a Common Share on the date of grant. In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant. Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs will vest immediately upon grant.

Subject to the terms and conditions of the Omnibus Equity Incentive Plan, settlement of DSUs shall take place through: (a) in the case of settlement of DSUs for their Cash Equivalent, delivery of a cash payment to the Participant representing the Cash Equivalent; (b) in the case of settlement of DSUs for Common Shares: (i) delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Common Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Common Shares); or (ii) in the case of Common Shares issued in uncertificated form, issuance of the aggregate number of Common Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Common Shares; or (c) in the case of settlement of the DSUs for a combination of Common Shares and the Cash Equivalent, a combination of (a) and (b) above.

Other Share-Based Awards

The Omnibus Equity Incentive Plan provides that the Plan Administrator may, subject to the prior approval of the Stock Exchange, as required, grant other types of equity-based or equity-related Omnibus Equity Incentive Plan Awards (including the grant or offer for sale of unrestricted Common Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator may determine. Such awards may involve the issuance of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares.

Dividend Equivalents

The Omnibus Equity Incentive Plan provides that unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an award of RSUs and DSUs will include the right for such RSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs and DSUs, respectively, which shall be paid when the corresponding RSUs or DSUs, as applicable, are settled. Such dividend equivalents will be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (ii) the Fair Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account will vest in proportion to the RSUs and DSUs to which they relate, and will be settled in accordance with the terms of the Omnibus Equity Incentive Plan.

Blackout Periods

Pursuant to the terms of the Omnibus Equity Incentive Plan, in the event an Omnibus Equity Incentive Plan Award expires or vests at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry or settlement of such award will be automatically extended to the earlier of the date: (i) that is ten business days after which such scheduled blackout terminates; or (ii) upon which there is no longer such undisclosed material change or material fact.

Recoupment

Pursuant to the terms of the Omnibus Equity Incentive Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted

Kelso Technologies Inc.	C-4	2025 Management Information Circular

by the Corporation or the relevant Related Entity, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Stock Exchange. For certainty, to the extent permitted by applicable law, the Plan Administrator may seek to recoup any exercised Options or settled Awards, or adjust or reduce any unvested or vested Options or Awards. The Plan Administrator may at any time waive the application of the recoupment provisions to any Participant or category of Participants.

Termination of Employment or Services

Subject to the terms of the Omnibus Equity Incentive Plan, unless the Plan Administrator in its sole discretion determines otherwise, including by providing a longer period than as set out below (but not longer than the Expiry Date (as defined in the Omnibus Equity Incentive Plan), or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a Related Entity for Cause (as defined in the Omnibus Equity Incentive Plan), then any Option or other Omnibus Equity Incentive Plan Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Omnibus Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a Related Entity without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), or on account of their becoming Disabled (as defined in the Omnibus Equity Incentive Plan), or by reason of the death of the Participant, or by reason of resignation by the Participant, there will be no further vesting of any unvested Options or other Omnibus Equity Incentive Plan Awards as of the Termination Date. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is three months after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Omnibus Equity Incentive Plan Award other than an Option, such Award will be settled within 90 days after the Termination Date;

(c)	a Participant’s eligibility to receive further grants of Options or other Omnibus Equity Incentive Plan Awards ceases as of:

(i)	the date that the Corporation or a Related Entity, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death or Disability of the Participant; and

(d)	unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Options or other Omnibus Equity Incentive Plan Awards will not be affected by a change of employment or consulting agreement or arrangement, a directorship within or among the Corporation or a Related Entity for so long as the Participant continues to be a director, officer, employee or consultant, as applicable, of the Corporation or a Related Entity.

Change in Control

The Omnibus Equity Incentive Plan provides that except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a Related Entity and a Participant:

(a)	Subject to the terms and conditions in the Omnibus Equity Incentive Plan, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Omnibus Equity Incentive Plan Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below), (ii) outstanding Omnibus Equity Incentive Plan Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Omnibus Equity Incentive Plan Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control, (iii) the termination of an Omnibus

Kelso Technologies Inc.	C-5	2025 Management Information Circular

Equity Incentive Plan Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Omnibus Equity Incentive Plan Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Omnibus Equity Incentive Plan Award or realization of the Participant’s rights, then such Omnibus Equity Incentive Plan Award may be terminated by the Corporation without payment), (iv) the replacement of such Omnibus Equity Incentive Plan Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder, or (v) any combination of the foregoing. The Plan Administrator will not be required to treat all Omnibus Equity Incentive Plan Awards similarly in the transaction.

(b)	If the Participant is an executive officer or director of the Corporation, within 18 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment or directorship is terminated by the Corporation or a Related Entity without Cause:

(i)	any unvested Omnibus Equity Incentive Plan Awards held by such Participant at the Termination Date shall immediately vest,; and

(ii)	any vested Omnibus Equity Incentive Plan Awards of such Participants may be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Omnibus Equity Incentive Plan Award; and (B) the date that is three months after the Termination Date. Any Omnibus Equity Incentive Plan Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the Stock Exchange, then the Corporation may terminate all of the Omnibus Equity Incentive Plan Awards, other than an Option held by a Canadian Taxpayer (as defined in the Omnibus Equity Incentive Plan) for the purposes of the Income Tax Act (Canada), granted under the Omnibus Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Omnibus Equity Incentive Plan Award equal to the fair market value of the Omnibus Equity Incentive Plan Award held by such Participant as determined by the Plan Administrator, acting reasonably.

For purposes of the Omnibus Equity Incentive Plan, “Change in Control” means, unless the Board determines otherwise, the occurrence, in a single transaction or a series of related transaction, of: (i) any individual, entity or group of individuals or entities acting jointly or in concert (other than the Corporation, its affiliates or an employee benefit plan or trust maintained by the Corporation or its affiliates, or any company owned, directly or indirectly, by the Shareholders in substantially the same proportions as their ownership of Common Shares) acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Corporation’s then outstanding securities entitled to vote in the election of directors of the Corporation (excluding any person who becomes such a beneficial owner in connection with a transaction described in clause (ii) of this definition; (ii) the consummation of an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction; (iii) the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its wholly-owned subsidiaries; (iv) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); (v) individuals who, on the effective date of the Omnibus Equity

Kelso Technologies Inc.	C-6	2025 Management Information Circular

Incentive Plan, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board; or (vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

Amendments, Suspension or Termination of the Omnibus Equity Incentive Plan

The Plan Administrator may from time to time, without notice and without approval of the Shareholders of the Corporation, amend, modify, change, suspend or terminate the Omnibus Equity Incentive Plan or any Omnibus Equity Incentive Plan Awards granted pursuant to the Omnibus Equity Incentive Plan as it, in its discretion determines appropriate, provided, however, that no such amendment, modification, change, suspension or termination of the Omnibus Equity Incentive Plan or any Omnibus Equity Incentive Plan Awards granted thereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Omnibus Equity Incentive Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any requirements under any applicable law or any requirements of the Stock Exchange.

Amendments Requiring Shareholder Approval

The Omnibus Equity Incentive Plan provides that Shareholder approval will be required for any amendment, modification or change that:

(a)	reduces the exercise price or purchase price of an Omnibus Equity Incentive Plan Award benefiting an Insider of the Corporation;

(b)	extends the term of an Omnibus Equity Incentive Plan Award benefiting an Insider of the Corporation;

(c)	increases the percentage of Common Shares reserved for issuance under the Omnibus Equity Incentive Plan, except pursuant to the provisions under Article 10 of the Omnibus Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	increases or removes the 10% limits on Common Shares issuable or issued to Insiders;

(e)	changes the exercise price of an Option award (for this purpose, a cancellation or termination of an Option award of a Participant prior to its expiry date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price will be treated as an amendment to reduce the exercise price of an Option award), except pursuant to the provisions of the Omnibus Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(f)	extends the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the Participant or within 10 business days following the expiry of such a blackout period);

(g)	permits an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period of the Corporation);

(h)	permits Omnibus Equity Incentive Plan Awards to be transferred to a person in circumstances other than those specified under Section 3.9 of the Omnibus Equity Incentive Plan (Non-Transferability of Awards);

(i)	changes the eligible participants of the Plan; or

(j)	deletes or reduces the range of amendments which require approval of Shareholders under Section 12.2 of the Omnibus Equity Incentive Plan (Shareholder Approval).

Permitted Amendments

The Omnibus Equity Incentive Plan provides that the Plan Administrator may, without Shareholder approval, at any time or from time to time, amend the Omnibus Equity Incentive Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Omnibus Equity Incentive Plan Award;

Kelso Technologies Inc.	C-7	2025 Management Information Circular

(b)	making any amendments to the provisions set out in Article 9 of the Omnibus Equity Incentive Plan (Termination of Employment or Services);

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments not inconsistent with the Omnibus Equity Incentive Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants or the directors of the Corporation; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

The Corporation does not provide any financial assistance to participants in order to facilitate the acquisition of Common Shares under the Omnibus Equity Incentive Plan.

Kelso Technologies Inc.	C-8	2025 Management Information Circular

SCHEDULE “D”

SUMMARY OF STOCK OPTION PLAN

The following provides a summary of the Stock Option Plan. The below summary is qualified in its entirety by the full text of the Stock Option Plan, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For the purposes of this Schedule, capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Stock Option Plan.

The Stock Option Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Corporation shall grant options under the Stock Option Plan.

The Corporation’s existing 10% rolling Stock Option Plan was implemented to provide effective incentives to Eligible Persons and to enable the Corporation to attract, retain and motivate experienced and qualified individuals in those positions by providing such individuals with the opportunity to acquire, through Common Share options, an increased proprietary interest in the Corporation. Upon exercise of an option, subject to the terms of the Stock Option Plan, such holder is entitled to receive one Common Share.

The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period, together with all other security based compensation arrangements of the Corporation, shall not exceed the maximum percentage of the issued and outstanding Common Shares permitted by the TSX. In addition, (i) the number of Common Shares issuable to insiders shall not exceed 10% of the issued and outstanding Common Shares at the time of such grant; and (ii) the number of Common Shares issued within any one year period pursuant to the exercise of options and any other share compensation arrangement to insiders, shall not exceed 10% of the issued and outstanding Common Shares. Accordingly, a maximum of 4,224,354 options remain available for grant to insiders (representing 7.66% of the outstanding Common Shares).

Subject to the discretion of the Board, the options granted to an optionee under the Stock Option Plan fully vest on the date of grant of such options.

The Stock Option Plan provides as follows:

(a)	the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted to any optionee, the optionees to receive the options, and term of expiry which will not exceed 10 years from the date the option is granted;

(b)	the options are not transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the TSX, an optionee shall have the right to assign any option granted to them to a trust or similar legal entity established by such optionee;

(c)	the number of Common Shares reserved for issuance to any one person pursuant to options granted under the Stock Option Plan or otherwise, shall not exceed the maximum percentage of the issued and outstanding Common Shares at the time of granting of the options, if any, as may be prescribed by the policies of the TSX (as defined in the Stock Option Plan);

(d)	the aggregate number of Common Shares which may be subject to issuance pursuant to options granted under Stock Option Plan shall not exceed the equivalent of 10% of the total issued and outstanding Common Shares of the Corporation at the time of grant;

(e)	the exercise price of an option granted under the Stock Option Plan shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of such option. If there is no trading on that date, the exercise price shall not be less than the greater of (i) the volume weighted average of the trading prices or (ii) the average daily high and low board lot trading prices, on the five consecutive trading days preceding the date of the grant;

(f)	if an optionee ceases to be a director, officer, consultant or employee for any reason other than death, their options shall cease to be exercisable within a period of 90 days after the termination date, or such longer period as determined by the Board. If an optionee dies prior to the expiry of their option, their legal representatives may exercise any portion of their options, provided that no option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such option; and (ii) 12 months following the date of death of the optionee;

Kelso Technologies Inc.	D-1	2025 Management Information Circular

(g)	if an optionee is dismissed with just cause, each option held by such optionee, the optionee’s RRSP or the optionee’s holding company shall cease to be exercisable immediately upon the termination date;

(h)	the Board may, subject to any required regulatory approval but without shareholder approval, make amendments to an option or the Stock Option Plan which include, but are not limited to:

(i)	change the vesting provisions of an option or the Stock Option Plan,

(ii)	change the termination provisions of an option or the Stock Option Plan, provided there is no extension beyond the original expiry date,

(iii)	add a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve, or

(iv)	make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval;

(i)	notwithstanding the foregoing, the approval of Shareholders shall be required for any of the following amendments to an option or the Stock Option Plan:

(i)	the limitations on grants of options to insiders and the number of Common Shares that may be reserved for issuance to insiders,

(ii)	the maximum number or percentage of outstanding Common Shares that may be reserved for issuance upon exercise of options under the Stock Option Plan,

(iii)	any amendment which would permit options granted under the Stock Option Plan to be transferable, other than for estate settlement purposes, or

(iv)	any amendment to the amendment provisions already voted upon by Shareholders;

(j)	subject to the above paragraph, with the consent of the affected optionees, the Board may amend or modify any outstanding option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification;

(k)	any reductions in the exercise price or extension of the term of options granted to insiders will require approval of Shareholders excluding votes of securities held by the insiders benefiting from such amendment;

(l)	Common Shares will not be issued unless fully paid and options granted will, subject to the discretion of the Board, be fully vested on the date of grant;

(m)	every option granted under the Stock Option Plan shall be evidenced by a written agreement between the Corporation and the optionee;

(n)	any consolidation or subdivision of Common Shares will be reflected in an adjustment to the Options; and

(o)	any reduction in exercise price of options granted to the Corporation's insiders will be subject to approval of disinterested shareholders of the Corporation.

If at any time the expiry of the term of an option should be determined to occur either during a period in which the trading of Common Shares by the Optionee is restricted under the insider trading policy or other policy of the Corporation or within ten business days following such a period, then the expiry date (and the option term) of such option shall be automatically extended to the tenth trading day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.

The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Common Shares under the Stock Option Plan.

Kelso Technologies Inc.	D-2	2025 Management Information Circular

SCHEDULE “E”

SUMMARY OF RSU PLAN

The following provides a summary of the RSU Plan. The below summary is qualified in its entirely by the full text of the RSU Plan, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For the purposes of this Schedule, capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the RSU Plan.

The RSU Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Corporation shall grant RSUs under the RSU Plan.

The Corporation’s RSU Plan was approved by Shareholders at the annual meeting held on June 3, 2021, and was implemented to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors, officers and consultants of the Corporation due to the opportunity offered to them to acquire a proprietary interest in the Corporation and to secure for the Corporation and Shareholders the benefits inherent in the ownership of Common Shares by such persons. Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share (or cash equal to the Market Value (as defined in the RSU Plan) of one Common Share).

The maximum number of RSUs available for grant to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Corporation, is 5% of the total number of Common Shares. In addition, (i) the maximum number of Common Shares issuable to insiders is 10% of the issued and outstanding Common Shares at the time of such grant; and (ii) the maximum number of Common Shares that can be issued within any one year period pursuant to the exercise of options and any other share compensation arrangement to insiders, is 10% of the issued and outstanding Common Shares. Accordingly, a maximum of 2,466,349 RSUs remain available for grant to insiders (representing 4.47% of the outstanding Common Shares).

RSUs vest one-third on each of the first, second and third anniversary of the date of grant.

The RSU Plan provides as follows:

Eligible Participants

The RSU Plan is administered by the Compensation Committee of the Board or such other Committee of the Board as may be designated by the Board (the “Committee”). Employees, directors, officers and eligible consultants of the Corporation and its designated subsidiaries are eligible to participate in the RSU Plan; provided, however, that an “investor relations person” (as such term is defined Securities Act (British Columbia)) shall not be an eligible participant. In accordance with the terms of the RSU Plan, the Corporation, under the authority of the Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based or performance-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Corporation). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, subject to the exceptions, if any, prescribed by the TSX from time to time (i) the last closing price of the Common Shares before the issuance of the RSUs; (ii) if the Common Shares trade on the TSX or another stock exchange where the majority of the trading volume and value of the shares occurs, the price is calculated based on a reasonable pre-determined formula, which formula is accepted by the TSX and is based on a volume weighted average trading price or average daily high and low board lot

Kelso Technologies Inc.	E-1	2025 Management Information Circular

trading price for the five trading days prior to the issuance of the RSUs. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

The RSUs may be settled on the payout date, which shall not be later than December 31 of the third calendar year following the end of the year in which the service to which the grant of such RSU or such other date as the Committee may determine at the time of the grant. The expiry date of RSUs is the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is one year after the date a participant is terminated and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph 248(1)(k) of the Income Tax Act (Canada), as such section may be amended or re-enacted from time to time.

Maximum Number of Common Shares Issued

(a)	shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

(b)	in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s Security Based Compensation Arrangements, as defined in the RSU Plan, in existence from time to time, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis, or such other number of Common Shares as shall have been duly approved by the Board, by the TSX and by the Shareholders.

Participation Limits

The number of Common Shares which may be reserved for issuance under the RSU Plan within anyone-year period:

(a)	to any one Participant, shall not exceed 5% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis;

(b)	under the RSU Plan and any other of the Corporation’s Security Based Compensation Arrangements (i) the aggregate number of Common Shares issued to Insiders, within any one year period; and (ii) the aggregate number of Common Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Common Shares; and

(c)	to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis.

Cessation of Entitlement

Unless otherwise determined by the Corporation in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Corporation’s discretion, or for good reason (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

Transferability

RSUs are not assignable or transferable other than by will or the laws of descent and distribution.

Amendments to the RSU Plan

The Board, in its sole discretion, can amend, suspend or terminate the RSU Plan or any portion thereof at any time, in accordance with applicable law, without obtaining the approval of Shareholders, unless required by the policies of the TSX. Notwithstanding the foregoing, the Corporation will be required to obtain disinterested Shareholder approval for any amendment related to:

(a)	the number or percentage of issued and outstanding Common Shares available for grant under the RSU (other than by virtue of adjustments pursuant to Section 11 of the RSU Plan);

(b)	a change in the method of calculation of the payout of RSUs held by Participants; and

Kelso Technologies Inc.	E-2	2025 Management Information Circular

(c)	an extension of the Payout Date of RSUs held by Participants.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(b)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan and eligibility for participation under the RSU Plan;

(c)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted pursuant to the RSU Plan, including the provisions relating to the payment of the RSUs;

(d)	amendments necessary to suspend or terminate the RSU Plan;

(e)	amendments to the RSU Plan that are of a “housekeeping” nature; and

(f)	any other amendment, fundamental or otherwise, not requiring Shareholder approval under Applicable Laws or the applicable rules of the TSX,

provided, however, that no such amendment of the RSU Plan may be made without the consent of each affected Participant in the RSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the RSU Plan.

Kelso Technologies Inc.	E-3	2025 Management Information Circular

SCHEDULE “F”

SUMMARY OF DSU PLAN

The following provides a summary of the DSU Plan. The below summary is qualified in its entirely by the full text of the DSU Plan, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For the purposes of this Schedule, capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the DSU Plan.

The DSU Plan shall be administered by the Board or a committee established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Corporation shall grant DSUs under the DSU Plan.

The Corporation’s DSU Plan was approved by Shareholders at the annual meeting held on June 3, 2021, and was implemented to provide for a wide range of incentive plans to attract, retain and encourage Eligible Directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation and to secure for the Corporation and Shareholders the benefits inherent in the ownership of Common Shares by such persons. The Corporation’s existing DSU Plan which, among other things, provides for the award of DSUs to directors who, at the relevant time, are not otherwise employees or consultants of the Corporation or of any of its affiliates, as further described below. Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive one Common Share.

The maximum number of DSUs available for grant to any one person, in a 12 month period, pursuant to the DSU Plan and any other security based compensation arrangements of the Corporation, is 2% of the total number of Common Shares. In addition, (i) the maximum number of Common Shares issuable to insiders is 10% of the issued and outstanding Common Shares at the time of such grant; and (ii) the maximum number of Common Shares that can be issued within any one year period pursuant to the exercise of options and any other share compensation arrangement to insiders, is 10% of the issued and outstanding Common Shares. Accordingly, a maximum of 1,103,202 DSUs remain available for grant to insiders (representing 2% of the outstanding Common Shares).

DSUs vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Corporation.

The DSU provides as follows:

Administration of Plan

The DSU Plan provides that non-executive directors may elect to receive up to 50% of their annual compensation amount (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a participant by way of a bookkeeping entry in the books of the Corporation, the value of which is equivalent to a Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Corporation (a “DSU Account”) when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means subject to the exceptions, if any, prescribed by the TSX from time to time (i) the last closing price of the Corporation’s Common Shares before the issuance of the Share Units; (ii) if the Corporation’s Common Shares trade on the TSX or another stock exchange where the majority of the trading volume and value of the shares occurs, the price is calculated based on a reasonable pre-determined formula, which formula is accepted by the TSX and is based on a volume weighted average trading price or average daily high and low board lot trading price for the five trading days prior to the issuance of the DSUs. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the Share Price as determined by the Board in its discretion, acting reasonably and in good faith. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Additionally, subject to certain participation limits prescribed by the TSX, the Board may award such number of DSUs to a non-executive director as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Corporation. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director’s DSU Account. The Corporation and a director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Kelso Technologies Inc.	F-1	2025 Management Information Circular

Generally, a participant in the DSU Plan shall be entitled to redeem their DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Corporation and its subsidiaries and is no longer otherwise employed by the Corporation or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. Redemptions under the DSU Plan may be in Common Shares issued from treasury may be purchased by the Corporation on the open market for delivery to the director, may be settled in cash or any combination of the foregoing.

Maximum Number of Common Shares Issued

(a)	shall not exceed 2% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

(b)	in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s Security Based Compensation Arrangements, as defined in the DSU Plan, in existence from time to time, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis, or such other number of Common Shares as shall have been duly approved by the Board, by the TSX and by the Shareholders.

Participation Limits

The number of Common Shares which may be reserved for issuance under the DSU Plan within any one-year period:

(a)	to any one Participant, shall not exceed 2% of the total number of issued and outstanding Common Shares on the Grant Date on a non-diluted basis; and

(b)	under the DSU Plan and any other of the Corporation’s Security Based Compensation Arrangements (i) the aggregate number of Common Shares issued to Insiders, within any one-year period; and (ii) the aggregate number of Common Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

The Board, in its sole discretion, can amend, suspend or terminate the DSU Plan or any portion thereof at any time, in accordance with applicable law, without obtaining the approval of Shareholders, unless required by the policies of the TSX. Notwithstanding the foregoing, the Corporation will be required to obtain disinterested Shareholder approval for any amendment related to:

(a)	the number or percentage of issued and outstanding Common Shares available for grant under the DSU Plan (other than by virtue of adjustments pursuant to Section 5 of the DSU Plan);

(b)	a change in the method of calculation of the payout of DSUs held by Participants; and

(c)	an extension of the Payout Date of DSUs held by Participants.

The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(d)	amendments to the terms and conditions of the DSU Plan necessary to ensure that the DSU Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(e)	amendments to the provisions of the DSU Plan respecting administration of the DSU Plan and eligibility for participation under the DSU Plan;

(f)	amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSUs may be granted pursuant to the DSU Plan, including the provisions relating to the payment of the DSUs;

Kelso Technologies Inc.	F-2	2025 Management Information Circular

(g)	amendments necessary to suspend or terminate the DSU Plan;

(h)	amendments to the DSU Plan that are of a “housekeeping” nature; and

(i)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the applicable rules of the TSX;

provided, however, that no such amendment of the DSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan.

Kelso Technologies Inc.	F-3	2025 Management Information Circular